Exhibit 99.2

History of Cannabidiol (CBD) and GW Clinical Trial Program

1900–1979

1899
CBN from cannabis resin
(Wood et al)



1940
Isolate CBD from cannabis (Adams et al)



1969
CBD synthesis absolute configuration
(Petrzilka et al)

1980s

1981
Test CBD as anticonvulsant in humans
(Petro et al)

1982
Test CBD as anticonvulsant in humans
(Cunha et al)

1988
Specific THC-binding sites (cannabinoid receptor type, CB_1) in the rat brain identified
(Howlett et al)

1989
Clone CB_1
(Matsuda et al)

1990s

1992
Identify first endocannabinoid: AEA (Mechoulam et al)



1995
Identify second endocannabinoid: 2-AG
(Mechoulam et al)



1998
GW Pharmaceuticals begins cannabis cultivation/ cannabinoid research



2000s

Multiple mechanism of action hypotheses proposed

2001
TRPV1 hypothesis
(Bisogno et al)

2005
GW Pharmaceuticals begins cannabinoids in epilepsy program in partnership with University of Reading



2007
GW Pharmaceuticals begins preclinical investigation of CBD antiseizure properties

2008
Adenosine hypothesis
(Pertwee et al)

2010s

2010
GPR55 hypothesis
(Pertwee et al)

Q4 2012
Patient #1 treated by Dr. Cross with Epidiolex® (compassionate use for intractable epilepsy)



Q1 2013
Physician-sponsored individual INDs established to treat SV and BJ with Epidiolex



Q2 2013
Epidiolex physician-sponsored intermediate-size IND expanded access program initiated

Q3 2013
"Weed" airs on CNN

The CNN logo is a registered trademark of Cable News Network. Turner Broadcasting System, Inc. All Rights Reserved.

Q4 2013
FDA orphan designation for Epidiolex in Dravet syndrome (DS)


EPIDIOLEX

Q2 2014
Epidiolex state-sponsored expanded access program initiated

Q4 2014
DS clinical trial initiated

2015
CBD does not directly bind, or activate, CB_1 or CB_2 receptors at concentrations relevant to its anticonvulsant actions
(Ibeas Bih et al)

Q2 2015
Phase 3 clinical trials in Lennox-Gastaut syndrome (LGS) and DS initiated

Phase 1/2 synthetic CBD for treatment-resistant seizure disorders

Q1 2016
GWPCARE1 (Phase 3 DS) completed
Primary Endpoint Achieved

Q2 2016
GWPCARE4 (Phase 3 LGS) completed
Primary Endpoint Achieved

GWPCARE6 (Phase 3 tuberous sclerosis complex [TSC]) study initiated

Q3 2016
GWPCARE3 (Phase 3 LGS) completed
Primary Endpoint Achieved

Q2 2017
GWPCARE7 (Pilot infantile spasms [IS]) initiated

Q4 2017
GWPCARE2 (Phase 3 DS) enrollment complete

Potential CBD anticonvulsant mechanisms of action have yet to be confirmed in epilepsy. Cannabidiol is an investigational product and not approved for any indication in any country.

For further information please contact:
medinfo@greenwichbiosciences.com

Presented: The Greenwich Biosciences Scientific Exhibit at the American Epilepsy Society Annual Meeting; Washington, DC; December 1–5, 2017.

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.GWQRcodes.com/250706

Charges may apply. No personal information is stored.

GREENWICH™ BIOSCIENCES

Ongoing GWPCARE Phase 3 Trials

INTRODUCTION

- The GWPCARE phase 3 clinical trial program, sponsored by GW Research Ltd, includes 7 studies evaluating the safety and efficacy of a pharmaceutical formulation of purified cannabidiol (CBD; Epidiolex®) across 4 drug-resistant epilepsy indications:
  - GWPCARE1 and GWPCARE2: Dravet syndrome (DS)
  - GWPCARE3 and GWPCARE4: Lennox-Gastaut syndrome (LGS)
  - GWPCARE5: Open-label extension (OLE) for patients in GWPCARE1,2,3,4
  - GWPCARE6: Tuberous sclerosis complex (TSC); includes OLE
  - GWPCARE7: Infantile spasms (IS pilot); includes OLE.
- GWPCARE1, GWPCARE3, and GWPCARE4 are completed.
- GWPCARE2 has completed enrollment.
- GWPCARE5 is still enrolling patients by invitation.
- Here we present an overview of the study design and enrollment for the ongoing studies GWPCARE6 and GWPCARE7.

COUNTRIES PER STUDY

GWPCARE6 (TSC)	GWPCARE7 (IS)
USA	USA
Spain	Poland
United Kingdom	
Netherlands	
Australia	
Poland	

INCLUSION & EXCLUSION CRITERIA

INCLUSION		EXCLUSION	
GWPCARE6 (TSC)	GWPCARE7 (IS)	GWPCARE6 (TSC)	GWPCARE7 (IS)
• 1-65 years of age • Well-documented clinical history of epilepsy • Uncontrolled seizures • Clinical diagnosis of TSC • All medications and treatments related to epilepsy stable for 1 month and willing to maintain during trial	• 1-24 mo • IS diagnosis with spasms and hypsarrhythmia • Patient has failed to respond adequately to 1 or more approved IS therapies • Non-Rx therapies must be stable for 2 wk prior to dosing	• Pseudo-seizures • Unstable medical conditions other than epilepsy • Clinically significant illness, other than epilepsy ≤4 wk prior to screening or randomization • Surgery within 6 mo prior or planned • Patient is taking felbamate and has been taking it <1 yr • Current or prior use (<3 mo past) of cannabis or derivatives • Oral mTOR inhibitors • Any history of suicidal behavior/ ideation	• Current or previous (<2 wk past) use of clobazam or mTOR inhibitors • QT interval (QTcB) of >460 msec • Current or prior use (<1 mo past) of cannabis or derivatives or unwilling to abstain

GWPCARE6 (TSC)

NCT02544763; for more information visit www.clinicaltrials.gov.

- Study initiation: April 2016
- Estimated study completion: September 2018

RATIONALE

- TSC has no specific anticonvulsant FDA-approved therapies.
- Epilepsy is present in 85% of patients with TSC, with 63% treatment resistant and 53% having multiple seizure types.[1]
- In 2016, Hess et al published results on a small cohort of compassionate use patients with TSC.[2]
  - Treatment with Epidiolex resulted in a 48.8% reduction in median seizure frequency over 3 mos.
  - The most common adverse events (AEs) were drowsiness (44%) and diarrhea (22%).
- Based on the clear unmet need and promising results in a small open-label cohort, GW decided to conduct a placebo-controlled trial for Epidiolex in TSC.

STUDY DESIGN


SCREENING
RANDOMIZATION
EPIDIOLEX
EPIDIOLEX
PLACEBO
(n=70)
END OF TREATMENT
OPEN LABEL EXTENSION STUDY
END OF TAPER
SAFETY FOLLOWUP
Titration
Stable dose
12 weeks
Taper period
10 days
28 days
5 weeks
4 weeks

Primary Objective

- Evaluate the efficacy of Epidiolex as add-on therapy in reducing the frequency of seizures when compared with placebo in children and adults with TSC.

Primary Outcome

- Change in seizure frequency
- Time frame: Baseline and average over the 16-week treatment period (or up to the point of withdrawal)

Secondary and Exploratory Outcomes

- Evaluate the effect of Epidiolex on cognitive and behavioral function compared with placebo using TAND.
  - Changes in Vineland Adaptive Behavior Scales, second edition (Vineland-II)
  - Changes in Wechsler Scales (preschool, primary, children, adult)
  - Changes in Achenbach Child Behavior Checklist and Adult Behavior Checklist
  - Social Communication Questionnaire (autistic features)
- Evaluate the effect of Epidiolex on growth and development (in patients <18 years old) compared with placebo.
  - Insulin-like growth factor and Tanner staging
- Evaluate the effect of Epidiolex on quality of life (QOL) compared with placebo.
  - Quality of Life in Childhood Epilepsy questionnaire (2-18 years)
  - Quality of Life in Epilepsy-31 questionnaire (19+ years)
- Evaluate the safety and tolerability of Epidiolex compared with placebo.
- Determine the pharmacokinetics (PK) of CBD and its major metabolites following single and multiple doses of Epidiolex.
- Evaluate the effects of Epidiolex on plasma concentrations of concomitant AEDs, where applicable.
- Evaluate the effect of Epidiolex on other antiepileptic efficacy measures.

GWPCARE7 (IS PILOT STUDY)

NCT02953548; for more information visit www.clinicaltrials.gov.

- Study initiation: November 2016
- Estimated study completion: Q1 2018

RATIONALE

- Only 2 FDA-approved therapies exist for infantile spasms, both with severe AE profiles and warnings.[3,4]
- An analysis of epileptic spasms in the expanded access program (EAP) also showed seizure reduction.[5]
- Based on the mild-moderate AE profile observed in the GW's Dravet syndrome trial, GWPCARE1, and the EAP observations above, GW decided to conduct a pilot study in IS.

STUDY DESIGN


COHORT 1
COHORT 2
SCREENING
Screening period
ENROLLMENT
Titration period
EPIDIOLEX
40 mg/kg/d
EPIDIOLEX
40 mg/kg/d
END OF TREATMENT
Completers
Non-completers (taper period)
End of taper period visit
END OF TAPER
Safety follow-up period
Safety follow-up visit
FOLLOW-UP
Continue to OLE phase
Up to 7 days
3 days
11 days
10 days
28 days

Primary Objectives and Outcomes

- Determine the maximum safe, tolerable dose and dosing regimen of Epidiolex in infants with IS.
  - AEs
  - Clinical laboratory tests
  - 12-lead ECG
  - Vital signs and physical examinations
- Assess number and proportion of patients considered treatment responders after 2 weeks of treatment: free of spasms and resolution of hypsarrhythmia.

Secondary Objectives and Outcomes

- **Key:** Assess the number and proportion of patients who are free of clinical spasms, as observed on video-electroencephalography (video-EEG) at the end of the treatment period.
- **Key:** Assess the number and proportion of patients who have resolution of hypsarrhythmia, as observed on video-EEG at the end of the treatment period.
- Assess changes in spasms and seizure subtypes observed by caregiver.
- Assess time to cessation of spasms (caregiver report).
- Assess QOL through Physician and Caregiver Global Impression of Change (PGIC and CGIC).

Disclosures: Epidiolex® is the current name for GW/Greenwich's cannabidiol (CBD) oral solution. Cannabidiol is an investigational product and not approved for any indication in any country.

References: 1. Chu-Shore CJ et al. The natural history of epilepsy in tuberous sclerosis complex. *Epilepsia.* 2010;51(7):1236-41. 2. Hess EJ et al. Cannabidiol as a new treatment for drug-resistant epilepsy in tuberous sclerosis complex. *Epilepsia.* 2016;57(10):1617-24. 3. H.P. Acthar® Gel [prescribing information]. http://www.acthar.com/pdf/acthar-pi.pdf. 4. SABRIL® [prescribing information]. http://www.lundbeck.com/upload/us/files/pdf/Products/sabril_PI_US_EN.pdf. 5. Abati E et al. Cannabidiol treatment of refractory epileptic spasms: an open label study. Presented at AES; Oct 29-Nov 1, 2015; New York, NY. Abstract database. AESnet.org.

For further information please contact: medinfo@greenwichbiosciences.com

Presented: The Greenwich Biosciences Scientific Exhibit at the American Epilepsy American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017.

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.GWQRcodes.com/461133

Charges may apply.
No personal information is stored.

GREENWICH BIOSCIENCES

GW/Greenwich Pipeline


Indications Under Investigation
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
SUBMIT
APPROVAL
Epidiolex® (cannabidiol)*
A Dravet Syndrome
B Lennox-Gastaut Syndrome
C Tuberous Sclerosis
D Infantile Spasms (Pilot Phase)
Other Pipeline Candidates
Epilepsy
Autism Spectrum Disorders
Neonatal Hypoxic-Ischemic Encephalopathy
Glioma
Schizophrenia
Sativex® (nabiximols)¥
Multiple Sclerosis Spasticity†
Ex-US
Unpartnered
GW owns global rights
Partnered

A DRAVET SYNDROME

GWPCARE1 (GWEP1332): Randomized, double-blind, placebo-controlled, dose-ranging, and pharmacokinetics study, followed by safety and efficacy of Epidiolex as adjunctive treatment for seizures associated with Dravet syndrome: NCT02091375; **Devinsky et al. *N Engl J Med.* 2017;376(21):2011-20**

GWPCARE2 (GWEP1424): Randomized, double-blind, placebo-controlled study to investigate the efficacy and safety of 2 dose levels of Epidiolex as adjunctive treatment for seizures associated with Dravet syndrome: NCT02224703; **Ongoing but no longer recruiting**

Primary endpoint: Percentage change from baseline in monthly frequency of convulsive seizures during the treatment period (14 weeks) vs placebo

B LENNOX-GASTAUT SYNDROME

GWPCARE3 (GWEP1414): Randomized, double-blind, placebo-controlled study to investigate safety and efficacy of Epidiolex as adjunctive treatment for seizures associated with Lennox-Gastaut syndrome in children and adults: NCT02224560; **Abstract presented at AAN 2017**

GWPCARE4 (GWEP1423): Randomized, double-blind, placebo-controlled study of efficacy and safety of Epidiolex as adjunctive treatment for seizures associated with Lennox-Gastaut syndrome in children and adults: NCT02224690; **Abstract presented at AAN 2017**

Primary endpoint: Percentage change from baseline in monthly frequency of drop seizures during the treatment period (14 weeks) vs placebo

C TUBEROUS SCLEROSIS

GWPCARE6 (GWEP1521): Randomized, double-blind, placebo-controlled study to investigate safety and efficacy of Epidiolex as adjunctive treatment for seizures associated with tuberous sclerosis complex: NCT02544763; **Recruiting**

Primary endpoint: Percentage change from baseline in seizure frequency during the treatment period (16 weeks) vs placebo

D INFANTILE SPASMS (PILOT PHASE)

GWPCARE7 (GWEP15100): Trial of cannabidiol (CBD; Epidiolex) for infantile spasms: NCT02953548; **Recruiting**

Primary endpoint: Number of participants who experience a treatment-emergent adverse event, a potentially clinically significant change in clinical laboratory tests, a clinically significant change in 12-lead electrocardiogram (ECG), and a clinically significant change in vital signs during the treatment period (2 weeks)

GREENWICH BIOSCIENCES

*Epidiolex (cannabidiol) is an investigational product and not approved in any country for any indication.
¥Sativex (nabiximols) is not approved in the US for any indication.
†Sativex is additionally indicated for neuropathic pain associated with cancer and multiple sclerosis in Canada and Israel.

For further information please contact:
medinfo@greenwichbiosciences.com

Presented: The Greenwich Biosciences Scientific Exhibit at the American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017.

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.GWQRcodes.com/220405

Charges may apply. No personal information is stored.

The Burden of Illness of Dravet Syndrome in the United States Michael Chez1 | Anup Patel2 | Susan E. Funk3 | Tyler J. Story4 Nancy L. Reaven3 1Sutter Medical Group, Sacramento, CA, USA; 2Nationwide Children’s Hospital, Columbus, OH, USA; 3Strategic Health Resources, La Cañada, CA, USA; 4Greenwich Biosciences, Carlsbad, CA, USA SUMMARY • Dravet syndrome (DS) is a rare and severe epilepsy condition for which the burden of illness has not been extensively studied. • In this research, the direct cost burden of DS was shown to be quite substantial; annual all-cause costs for patients with DS was 7 to 12 times higher than matched patients without epilepsy disorders. • High costs were largely generated by extensive utilization of medical services, especially home care and other outpatient services. • Utilization patterns varied by payer status, likely reflecting differences in covered benefits between Commercial and Medicaid plans. • This research highlights the need for new and effective therapies for this condition. • Additionally, research into the interaction between use of medical services and optimal care for these patients could identify policy improvements in benefit design. INTRODUCTION DS is a severe form of childhood-onset epilepsy characterized by intractable seizures, increased risk for injury, reduced quality of life, long-term disability, and early mortality.1 The burden of illness associated with DS has rarely been studied, particularly in comparison to patients without epilepsy. Better understanding of cost and utilization patterns associated with DS may help to allocate resources more efficiently while improving overall care for these complex patients. Demographics of study population – patients with DS vs matched controls Medicaid Commercial DS Controls DS Controls (n=687) (n=687) (n=321) (n=321) Age, mean (SD) 17 (15.4) 17 (15.5) 12 (10.8) 12 (10.8) Female, n (%) 296 (43.1) 296 (43.1) 143 (44.5) 143 (44.5) Antiepileptic drugs (AEDs) at index, n (%) Antiseizure Clobazam 16 (2.3) NA 14 (4.4) NA drugs Felbamate 36 (5.2) NA 28 (8.7) NA Levetiracetam 368 (53.6) NA 168 (52.3) NA Sodium valproate 317 (46.1) NA 158 (49.2) NA Zonisamide 97 (14.1) NA 57 (17.8) NA Other AEDs Clonazepam 139 (20.2) 8 (1.2) 56 (17.4) Diazepam 22 (3.2) 8 (1.2) 6 (1.9) 1 (0.3) Ethosuximide 53 (7.7) 37 (11.5) Gabapentin 22 (3.2) 10 (1.5) 2 (0.6) Phenobarbital 66 (9.6) 17 (5.3) Pregabalin 5 (0.7) 5 (1.6) Topiramate 166 (24.2) 1 (0.1) 70 (21.8) Data on stiripentol use is not available. In addition to the above-listed drugs, 37 patients (3.7%) had active prescriptions at index for isolated trials of sodium channel blockers of which they did not become users (≥ 2 transactions for ≥ 30 days total supply). Perampanel (antiseizure drug), along with brivaracetam, eslicarbazepine acetate, and ezogabine (other AEDs) are included in the definition of these terms but had no utilization at index. SD=standard deviation. STUDY RESULTS All-cause costs per patient per year (PPPY): patients with DS vs matched controls Medicaid: DS Medicaid: Control Commercial: DS Commercial: Control $30,000 $27,632 p<0.0001 for all comparisons vs $25,000 $23,103 controls $20,000 $15,000 Average cost PPPY $10,000 $6,991 $4,940 $5,000 $3,750 $2,296 $780 $275 $- Total Services Total Drugs DS vs control, by payer Individuals with DS had significantly higher costs for medical services and drugs compared to matched controls. For Medicaid-insured patients, total PPPY for patients with DS was $32,572 compared to $4,529 for controls; for Commercially insured patients, $30,094 compared to $2,571 for their matched controls. Among Commercially insured patients, prescription drugs represented a higher proportion of total costs for patients with DS than for controls (23% vs 11% of total costs, respectively). PPPY utilization in Medicaid patients with DS vs matched controls DS Control 50.0 p<0.0001 for all 43.2 45.0 42.1 comparisons vs 40.0 controls PPPY 35.0 30.0 27.2 25.0 21.0 20.0 15.0 Average utilization 10.2 10.0 6.4 6.0 3.7 3.5 4.7 5.0 1.5 0.3 0.1 0.7 1.1 0.7 0.2 0.3 1.0 0.0 - Inpatient ED Visits w/o Hospital Physician Other OP Home Equipment/ AEDs Rescue Other Admissions Admission OP Visits Visits Health Supply AEDs Drugs Service admissions/visits/claims and outpatient drug transactions The Other Outpatient (OP) category includes services such as physical and speech therapy; Medicaid claims in this category frequently involve habilitation services, case management, transportation, and other services not covered by commercial plans. Similarly, most commercial health plans in the US offer less extensive home health coverage than Medicaid plans. AED=antiepileptic drug; ED=emergency department; w/o=without. PPPY utilization in commercial patients with DS vs matched controls DS Control 20.0 18.9 p<0.01 for all 18.0 comparisons vs 16.0 controls 15.0 PPPY 14.0 12.0 10.7 10.0 9.1 8.0 7.0 5.7 Average utilization 6.0 3.6 3.9 4.0 2.0 1.0 1.1 0.8 1.0 1.0 0.5 0.2 0.6 0.0 0.1 0.0 0.0 - Inpatient ED Visits w/o Hospital Physician Other OP Home Equipment/ AEDs Rescue Other Admissions Admission OP Visits Visits Health Supply AEDs Drugs Service admissions/visits/claims and outpatient drug transactions Individuals with DS used substantially more services of all types than matched controls with no epilepsy or seizure disorders, especially in categories defined as Other Outpatient (OP), Home Health, and Other Drugs, for which patients with DS accessed up to 9 times as many services as their matched controls. Service utilization patterns differed markedly by payer. Individuals with Medicaid vs Commercial insurance used more Home Health and Other OP services. METHODS Commercial and Medicaid medical insurance claims records (Truven Health Analytics) from 2010-2015 were queried to identify patients with intractable epilepsy, intellectual disability, and a febrile seizure diagnosis or use of ≥ 2 prespecified AEDs at index, with ≥ 2 years data. Exclusions were applied for diagnoses indicative of abnormal brain imaging and for use of drugs generally contraindicated for treatment of DS, eg, sodium channel blockers such as rufinamide and lacosamide. Controls without epilepsy, seizure disorders, or prescriptions for prespecified antiseizure drugs were matched to patients with DS by age, gender, US region, and consistent insurance coverage. Direct medical costs and utilization were assessed for 2 years from date of firstepilepsy/seizure diagnosis or AED in the data set (index). Costs were normalized to 2017 dollars at 3% per annum. Average costs and utilization PPPY were reported by payer and compared for DS patients vs controls. Significance of difference in means between DS and control cohorts and between Commercial and Medicaid DS cohorts was assessed for utilization and cost in each category by paired t-test with Bonferroni correction (p<0.05 significant). Disclosures: This study was sponsored by Greenwich Biosciences (Carlsbad, CA). Formatting and editorial assistance was provided to the authors by Rachel L. Brown, Abingdon, VA, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. MC, AP, SEF, and NLR have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; TJS is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Dravet C. The core Dravet syndrome phenotype. Epilepsia. 2011;52 Suppl:3-9. Contact Information: medinfo@greenwichbiosciences.com Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster • Scan the QR code or Visit www.GWQRcodes.com/669150 Charges may apply. No personal information is stored.

The Burden of Illness of Lennox-Gastaut Syndrome

Georgia Montouris[1] | Susan E. Funk[2] | Timothy B. Saurer[3] | Tyler J. Story[3]
Nancy L. Reaven[2]

[1]Department of Neurology, Boston University School of Medicine, Boston, MA, USA; [2]Strategic Health Resources, La Cañada, CA, USA; [3]Greenwich Biosciences, Carlsbad, CA, USA

SUMMARY

- Lennox-Gastaut syndrome (LGS) is a rare and severe epilepsy condition for which the burden of illness has not been extensively studied.
- This research identified a considerable direct cost burden associated with LGS compared to matched controls; patients with LGS had average direct costs of >$64,000 annually compared to <$4,000 annually for matched controls.
- High costs were driven by high utilization of medical services, especially home care and other outpatient services.
- Utilization patterns varied between Commercial and Medicaid groups, likely reflecting differences in covered benefits.
- Research into the interaction between use of medical services and optimal care for these patients could identify policy improvements in benefit design.

INTRODUCTION

- LGS is a severe form of childhood-onset epilepsy characterized by intractable seizures, increased risk for injury, reduced quality of life, long-term disability, and early mortality.[1]
- The burden of illness associated with LGS has rarely been studied, particularly in comparison to patients without epilepsy.
- Better understanding of cost and utilization patterns associated with LGS may help to allocate resources more efficiently while improving overall care for these complex patients.

Demographics of study population – patients with LGS vs matched controls

		Commercial		Medicaid	
		LGS (n=2270)	Controls (n=2270)	LGS (n=3749)	Controls (n=3749)
	Age, mean (SD)	13 (9.8)	13 (9.8)	13 (10.5)	13 (10.6)
	Female, n (%)	1066 (47.0)	1066 (47.0)	1767 (47.1)	1767 (47.1)
Antiepileptic drugs (AEDs) at index, n (%)					
Antiseizure drugs	Carbamazepine	145 (6.4)	NA	343 (9.1)	NA
	Clobazam	57 (2.5)	NA	68 (1.8)	NA
	Felbamate	111 (4.9)	NA	132 (3.5)	NA
	Lacosamide	177 (7.8)	NA	286 (7.6)	NA
	Lamotrigine	642 (28.3)	NA	977 (26.1)	NA
	Levetiracetam	876 (38.6)	NA	1689 (45.1)	NA
	Oxcarbazepine	326 (14.4)	NA	580 (15.5)	NA
	Rufinamide	230 (10.1)	NA	345 (9.2)	NA
	Sodium valproate	587 (25.9)	NA	1040 (27.7)	NA
	Vigabatrin	41 (1.8)	NA	29 (0.8)	NA
	Zonisamide	285 (12.6)	NA	518 (13.8)	NA
Other AEDs	Clonazepam	383 (16.9)	3 (0.1)	650 (17.3)	18 (0.5)
	Diazepam	74 (3.3)	1 (0.0)	105 (2.8)	14 (0.4)
	Ethosuximide	33 (1.5)		51 (1.4)	
	Ezogabine	4 (0.2)			
	Gabapentin	44 (1.9)	3 (0.1)	79 (2.1)	5 (0.1)
	Phenobarbital	198 (8.7)		396 (10.6)	
	Pregabalin	26 (1.1)		47 (1.3)	1 (0.0)
	Topiramate	351 (15.5)	1 (0.0)	700 (18.7)	8 (0.2)

STUDY RESULTS

All-cause costs per patient per year (PPPY): patients with LGS vs matched controls


Commercial: LGS
Commercial: Control
Medicaid: LGS
Medicaid: Control
p<0.0001 for all comparisons vs controls
Average cost PPPY
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$51,047
$2,081
$52,437
$3,147
$13,979
$362
$11,493
$702
Total Services
Total Drugs
LGS vs control, by payer

- Individuals with LGS had significantly higher claims costs for medical services and drugs compared to matched controls.
- Total PPPY costs were $65,026 and $63,930 for Commercially insured and Medicaid-insured patients with LGS, respectively, vs $3,849 and $2,442 for matched controls.
- Drug costs contributed 18% and 22% to total PPPY costs for Commercially insured and Medicaid-insured patients compared to 15% and 18% of PPPY totals for matched controls.

PPPY utilization in commercial patients with LGS vs matched controls


LGS
Control
p<0.0001 for all comparisons vs controls
Average utilization PPPY
25.0
20.0
15.0
10.0
5.0
0.7
0.0
1.1
0.2
8.2
0.5
13.5
3.8
9.6
1.5
16.2
0.1
4.0
0.1
23.1
0.0
1.5
0.0
22.3
3.8
Inpatient Admissions
ED Visits w/o Admission
Hospital OP Visits
Physician Visits
Other OP
Home Health
Equipment/ Supply
AEDs
Rescue AEDs
Other Drugs
Service admissions/visits/claims and outpatient drug transactions

The Other Outpatient (OP) category includes services such as physical and speech therapy; Medicaid claims in this category frequently involve habilitation services, case management, transportation, and other services not covered by commercial plans. Similarly, most commercial health plans in the US offer less extensive home health coverage than Medicaid plans. AED=antiepileptic drug; ED=emergency department; w/o=without.

PPPY utilization in Medicaid patients with LGS vs matched controls


LGS
Control
p<0.0001 for all comparisons vs controls
Average utilization PPPY
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.6
0.1
1.4
0.6
6.1
0.9
8.0
3.4
48.9
7.0
81.2
2.8
2.5
0.2
28.4
0.1
1.9
0.0
35.6
8.2
Inpatient Admissions
ED Visits w/o Admission
Hospital OP Visits
Physician Visits
Other OP
Home Health
Equipment Supply
AEDs
Rescue AEDs
Other Drugs
Service admissions/visits/claims and outpatient drug transactions

- Individuals with LGS used substantially more services of all types than matched controls with no epilepsy or seizure disorders.
  - Differences were greatest in Other Outpatient (OP), Home Health, and Other Drugs.
- Utilization patterns of patients with LGS differed by payer: Medicaid-insured patients had much higher utilization of home health visits, other OP care, and other drugs, while Commercially insured patients had more physician visits.
- Inpatient Admission, ED Visits w/o Admission, Equipment/Supplies, and Rescue AEDs differed less markedly, but significantly, between payers.
- Over the 2-year outcome period, over half of the patients with LGS in both payer groups filled a prescription for rescue-formulated diazepam.

METHODS

- Commercial and Medicaid insurance medical claims records (Truven Health Analytics) from 2010-2015 were queried to identify patients with intractable epilepsy, intellectual disability, and ≥1 prescription from a group of prespecified antiseizure drugs, with ≥2 years data.
- After excluding patients with probable Dravet Syndrome or other specific conditions that would ordinarily preclude LGS, rufinamide use was selected as a key indicator of LGS given its near exclusive use for this condition.
- Characteristics significantly predictive of rufinamide use vs a non-LGS condition were then evaluated in non-rufinamide users meeting all other inclusion criteria to identify a larger sample of probable LGS patients, similar to Piña-Garza et al.[2]
- Controls without epilepsy, seizure disorders or prescriptions for prespecified AEDs were matched to patients with LGS by age, gender, US region, and consistent insurance coverage.
- Direct medical costs and utilization were assessed for 2 years from date of first epilepsy/seizure diagnosis or AED in the data set (index).
- Costs were normalized to 2017 dollars at 3% per annum.
- Average costs and utilization PPPY were reported by payer and compared for patients with LGS vs controls.

Disclosures: This study was sponsored by Greenwich Biosciences (Carlsbad, CA). Formatting and editorial assistance was provided to the authors by Rachel L. Brown, Abingdon, VA, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. GM, SEF, and NLR have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; and TBS and TJS are employees of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals' formulation of cannabidiol and cannot be extrapolated to other cannabidiol products.

References: 1. van Rijckevorsel K. Treatment of Lennox-Gastaut syndrome: Overview and recent findings. *Neuropsychiatr Dis Treat.* 2008;4(6):1001-19. 2. Piña-Garza JE et al. *Epilepsy Behav.* 2017;73:46-50.

Contact information: medinfo@greenwichbiosciences.com

Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017.

GREENWICH BIOSCIENCES

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.GWQRcodes.com/203862

Charges may apply. No personal information is stored.

The Burden of Illness of Dravet Syndrome in the United States

Michael Chez[1] | Anup Patel[2] | Susan E. Funk[3] | Tyler J. Story[4]
Nancy L. Reaven[3]

[1]Sutter Medical Group, Sacramento, CA, USA; [2]Nationwide Children's Hospital, Columbus, OH, USA; [3]Strategic Health Resources, La Cañada, CA, USA; [4]Greenwich Biosciences, Carlsbad, CA, USA

SUMMARY

- Dravet syndrome (DS) is a rare and severe epilepsy condition for which the burden of illness has not been extensively studied.
- In this research, the direct cost burden of DS was shown to be quite substantial; annual all-cause costs for patients with DS was 7 to 12 times higher than matched patients without epilepsy disorders.
- High costs were largely generated by extensive utilization of medical services, especially home care and other outpatient services.
- Utilization patterns varied by payer status, likely reflecting differences in covered benefits between Commercial and Medicaid plans.
- This research highlights the need for new and effective therapies for this condition.
- Additionally, research into the interaction between use of medical services and optimal care for these patients could identify policy improvements in benefit design.

INTRODUCTION

- DS is a severe form of childhood-onset epilepsy characterized by intractable seizures, increased risk for injury, reduced quality of life, long-term disability, and early mortality.[1]
- The burden of illness associated with DS has rarely been studied, particularly in comparison to patients without epilepsy.
- Better understanding of cost and utilization patterns associated with DS may help to allocate resources more efficiently while improving overall care for these complex patients.

Demographics of study population – patients with DS vs matched controls

		Medicaid		Commercial	
		DS (n=687)	Controls (n=687)	DS (n=321)	Controls (n=321)
	Age, mean (SD)	17 (15.4)	17 (15.5)	12 (10.8)	12 (10.8)
	Female, n (%)	296 (43.1)	296 (43.1)	143 (44.5)	143 (44.5)
Antiepileptic drugs (AEDs) at index, n (%)					
Antiseizure drugs	Clobazam	16 (2.3)	NA	14 (4.4)	NA
	Felbamate	36 (5.2)	NA	28 (8.7)	NA
	Levetiracetam	368 (53.6)	NA	168 (52.3)	NA
	Sodium valproate	317 (46.1)	NA	158 (49.2)	NA
	Zonisamide	97 (14.1)	NA	57 (17.8)	NA
Other AEDs	Clonazepam	139 (20.2)	8 (1.2)	56 (17.4)	
	Diazepam	22 (3.2)	8 (1.2)	6 (1.9)	1 (0.3)
	Ethosuximide	53 (7.7)		37 (11.5)	
	Gabapentin	22 (3.2)	10 (1.5)	2 (0.6)	
	Phenobarbital	66 (9.6)		17 (5.3)	
	Pregabalin	5 (0.7)		5 (1.6)	
	Topiramate	166 (24.2)	1 (0.1)	70 (21.8)	

Data on stiripentol use is not available. In addition to the above-listed drugs, 37 patients (3.7%) had active prescriptions at index for isolated trials of sodium channel blockers of which they did not become users (≥2 transactions for ≥30 days total supply). Perampanel (antiseizure drug), along with brivaracetam, eslicarbazepine acetate, and ezogabine (other AEDs) are included in the definition of these terms but had no utilization at index. SD=standard deviation.

STUDY RESULTS

All-cause costs per patient per year (PPPY): patients with DS vs matched controls


Medicaid: DS
Medicaid: Control
Commercial: DS
Commercial: Control
p<0.0001 for all comparisons vs controls
Average cost PPPY
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$27,632
$3,750
$23,103
$2,296
$4,940
$780
$6,991
$275
Total Services
Total Drugs
DS vs control, by payer

- Individuals with DS had significantly higher costs for medical services and drugs compared to matched controls.
- For Medicaid-insured patients, total PPPY for patients with DS was $32,572 compared to $4,529 for controls; for Commercially insured patients, $30,094 compared to $2,571 for their matched controls.
- Among Commercially insured patients, prescription drugs represented a higher proportion of total costs for patients with DS than for controls (23% vs 11% of total costs, respectively).

PPPY utilization in Medicaid patients with DS vs matched controls


DS
Control
p<0.0001 for all comparisons vs controls
Average utilization PPPY
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.3
0.1
1.5
0.7
3.7
1.1
6.4
3.5
42.1
6.0
43.2
4.7
0.7
0.2
21.0
0.3
1.0
0.0
27.2
10.2
Inpatient Admissions
ED Visits w/o Admission
Hospital OP Visits
Physician Visits
Other OP
Home Health
Equipment/ Supply
AEDs
Rescue AEDs
Other Drugs
Service admissions/visits/claims and outpatient drug transactions

The Other Outpatient (OP) category includes services such as physical and speech therapy; Medicaid claims in this category frequently involve habilitation services, case management, transportation, and other services not covered by commercial plans. Similarly, most commercial health plans in the US offer less extensive home health coverage than Medicaid plans. AED=antiepileptic drug; ED=emergency department; w/o=without.

PPPY utilization in commercial patients with DS vs matched controls


DS
Control
p<0.01 for all comparisons vs controls
Average utilization PPPY
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.5
0.0
1.0
0.2
7.0
0.6
10.7
3.6
9.1
1.1
5.7
0.8
1.0
0.1
18.9
0.0
1.0
0.0
15.0
3.9
Inpatient Admissions
ED Visits w/o Admission
Hospital OP Visits
Physician Visits
Other OP
Home Health
Equipment/ Supply
AEDs
Rescue AEDs
Other Drugs
Service admissions/visits/claims and outpatient drug transactions

- Individuals with DS used substantially more services of all types than matched controls with no epilepsy or seizure disorders, especially in categories defined as Other Outpatient (OP), Home Health, and Other Drugs, for which patients with DS accessed up to 9 times as many services as their matched controls.
- Service utilization patterns differed markedly by payer. Individuals with DS covered under Medicaid vs Commercial insurance used more Home Health and Other OP services.

METHODS

- Commercial and Medicaid medical insurance claims records (Truven Health Analytics) from 2010-2015 were queried to identify patients with intractable epilepsy, intellectual disability, and a febrile seizure diagnosis or use of ≥2 prespecified AEDs at index, with ≥2 years data.
- Exclusions were applied for diagnoses indicative of abnormal brain imaging and for use of drugs generally contraindicated for treatment of DS, eg, sodium channel blockers such as rufinamide and lacosamide.
- Controls without epilepsy, seizure disorders, or prescriptions for prespecified antiseizure drugs were matched to patients with DS by age, gender, US region, and consistent insurance coverage.
- Direct medical costs and utilization were assessed for 2 years from date of first epilepsy/seizure diagnosis or AED in the data set (index).
- Costs were normalized to 2017 dollars at 3% per annum.
- Average costs and utilization PPPY were reported by payer and compared for DS patients vs controls.
- Significance of difference in means between DS and control cohorts and between Commercial and Medicaid DS cohorts was assessed for utilization and cost in each category by paired *t*-test with Bonferroni correction (p<0.05 significant).

Disclosures: This study was sponsored by Greenwich Biosciences (Carlsbad, CA). Formatting and editorial assistance was provided to the authors by Rachel L. Brown, Abingdon, VA, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. MC, AP, SEF, and NLR have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; TJS is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals' formulation of cannabidiol and cannot be extrapolated to other cannabidiol products.

References: 1. Dravet C. The core Dravet syndrome phenotype. *Epilepsia*. 2011;52 Suppl:3-9.

Contact Information: medinfo@greenwichbiosciences.com

Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017.

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.GWQRcodes.com/669150

Charges may apply. No personal information is stored.

Antiseizure Properties of Cannabidiol (CBD) Are Attenuated in the Absence of Transient Receptor Potential Vanilloid 1 (TRPV1) Receptors Nicholas Jones | Colin Stott | Elizabeth Roberts | Royston Gray GW Research Ltd, Cambridge, UK SUMMARY • The dose-dependent CBD-mediated increase in seizure threshold seen in wild-type (WT) mice was significantly attenuated, but not eliminated, in TRPV1 knockout (KO) mice. • Brain CBD concentrations were consistent with those required for transient receptor potential vanilloid 1 (TRPV1) activation and desensitization and comparable between WT and TRPV1 KO mice. • These data suggest that CBD’s anticonvulsant effects are partially mediated via TRPV1 receptor-dependent interaction. INTRODUCTION CBD is a component of the cannabis plant (Cannabis sativa L.), which, while possessing negligible affinity and functional activity at the cannabinoid receptor type 1, engages multiple targets involved in the modulation of neuronal excitability. A series of randomized placebo-controlled clinical trials have shown a plant-derived pharmaceutical formulation of purified CBD (Epidiolex®) to be significantly superior to placebo in reducing seizure frequency in patients with Lennox-Gastaut and Dravet syndromes. The TRPV1 receptor is a nonselective cation channel with high calcium (Ca2+) permeability, and its expression is increased in rodent models of epilepsy1 and in patients with temporal lobe epilepsy.2 CBD acts as a TRPV1 agonist, which rapidly desensitizes TRPV1 in a concentration- and Ca2+-dependent fashion.3 Here, the effect of CBD upon seizure threshold in the maximal electroshock seizure threshold (mEST) test in the mouse, a model of generalized seizure, was evaluated in WT and TRPV1 KO animals. RESULTS The established anticonvulsant effect of CBD in the mEST model of generalized seizures in mouse is significantly attenuated in genetically altered mice lacking the TRPV1 receptor (Figure 1). ▪ In seizure susceptibility: – Significant interaction between genotype and treatment was observed (F(6,154)=24.35; p<0.0001). – Significant main effects of genotype (F(1,154)=169.6; p<0.0001) and treatment (F(6,154)=113.4; p<0.001) upon CC50, which arose from significantly attenuated responses in TRPV1 KO mice to CBD (50 and 100 mg/kg; each p<0.0001), diazepam (p<0.001), and capsazepine (p<0.05) when compared to WT, were observed. ▪ Genotype had no effect upon CBD concentrations in brain and plasma (Figure 2). ▪ In CBD exposure: – Interaction between genotype and dose group was not detected (brain: F(3,30)=0.5453; p=0.6551; plasma: F(3,30)=0.7006; p=0.5593). – Main effect of genotype was not detected (brain: F(1,30)=0.1740; p=0.6976; plasma: F(1,30)=0.4590; p=0.5035). – Main effect of dose group was detected (brain: F(3,30)=18.5500; p<0.0001; plasma: F(3,30)=18.2500; p<0.0001). TRPV1 gene deletion attenuates antiseizure effect of CBD in mEST test 60 WT TRPV1 KO 40 **** **** *** * CC50 (mA) 20 0 Vehicle CBD CBD CBD CBD Capsazepine Diazepam 10 mg/kg 25 mg/kg 50 mg/kg 100 mg/kg 10 mg/kg 2.5 mg/kg Figure 1. Comparison of the effects of CBD in TRPV1 KO and WT mice in the mEST test. Generalized seizures were induced by a constant current stimulus (1-300 mA; 0.1 s duration) via corneal electrodes in WT and TRPV1 KO mice. Differences between CC 50 values were assessed using a 2-way ANOVA with post hoc Sidak’s tests: *p<0.5, ***p<0.001, ****p<0.0001; n=12 animals per group. Data represent mean±SEM. CBD is a central nervous system (CNS) penetrant in the WT and TRPV1 KO mouse WT – Plasma CBD concentration(ng/mL) 0 5000 10000 15000 20000 25000 10 mg/kg 25 mg/kg 50 mg/kg 100 mg/kg CBD dose TRPV 1 KO - Plasma CBD concentration(ng/mL) 0 5000 10000 15000 20000 25000 10 mg/kg 25 mg/kg 50 mg/kg 100 mg/kg CBD dose WT - Brain CBD concentration(ng/g) 0 2000 4000 6000 8000 10000 10 mg/kg 25 mg/kg 50 mg/kg 100 mg/kg CBD dose TRPV1 KO - Brain CBD concentration(ng/g) 0 2000 4000 6000 8000 10000 10 mg/kg 25 mg/kg 50 mg/kg 100 mg/kg CBD dose Figure 2. CBD exposure in WT and TRPV1 KO mice in plasma and brain. CBD exposure was measured 60 minutes following intraperitoneal (i.p.) injection of CBD in mice. n≤5 animals per group. Median CBD exposure is represented by a horizontal line and 25th and 75th percentiles by the box, and whiskers indicate minimum and maximum values. Differences in exposure values were assessed using a 2-way ANOVA. DISCUSSION AND CONCLUSIONS CBD dose-dependently increased seizure threshold in WT mice, an effect markedly reduced in TRPV1 KO mice. Brain CBD concentrations were consistent with those required for TRPV1 activation and desensitization.4 Results showed that both central and peripheral CBD exposure was unaffected by genotype (WT and TRPV1 KO mice) and that there was a dose-dependent increase in peripheral and CNS exposure. These data suggest that the anticonvulsant effects of CBD in acute, murine generalized seizures are in part mediated via TRPV1 receptor-dependent interaction. METHODS WT mice were C57Bl6 (Charles River, UK) and TRPV1 KO mice were B6.126X1-Trpv1tm1Jul/J (Jackson Laboratory, US). Mice received intraperitoneal purified botanical CBD (10-200 mg/kg; GW Pharmaceuticals), CBD vehicle (ethanol:Kolliphor® EL:saline, 1:1:18 ratio) 60 minutes before testing, the TRPV1 antagonist capsazepine (10 mg/kg in 2% DMSO; Sigma), or diazepam (2.5 mg/kg in saline; Sigma) 30 minutes before testing (n=12/group). In the mEST test, a constant current stimulus (1-300 mA; 0.1 s duration) was then delivered via corneal electrodes and mice individually assessed for tonic hind limb extension, which is indicative of acute generalized seizure. Stimulus intensity was varied by an “up and down” method of shock titration and the current required to produce maximal seizures in 50% of animals tested (CC50) ± SEM values calculated.5 Statistical analysis was performed using 2-way ANOVA with post hoc Sidak’s tests. For assessment of brain and plasma CBD concentrations: – Mice (n≤5 per group) were treated with vehicle or CBD as described above. – 60 minutes after treatment, 1 mL blood was collected by cardiac puncture under anesthesia into lithium heparin tubes. – Samples were centrifuged (4°C; 1500 g; 10 minutes) and resultant plasma (≈400 μL) added to the same volume of ascorbic acid (100 mg/mL). – Immediately after blood collection, animals were decapitated, brains removed from the skull, and hemispheres dissected, rinsed in physiological saline, and snap frozen on liquid nitrogen. –Plasma and brain samples were stored at -80°C until use. Samples for bioanalysis were prepared and analyzed by liquid chromatography/tandem mass spectrometry for CBD as appropriate and according to a validated method. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Barbara Swenson and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. NJ, CS, and RG are employees of GW Research Ltd; ER was an employee at the time work was done. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Bhaskaran MD et al. Effects of TRPV1 activiation on synaptic excitation in the dentate gyrus of a mouse model of temporal lobe epilepsy. Exp Neurol. 2010;223(2):529-36. 2. Sun FJ et al. Increased expression of TRPV1 in the cortex and hippocampus from patients with mesial temporal lobe epilepsy. J Mol Neurosci. 2013;49(1):182-93. 3. Iannotti FA et al. Nonpsychotropic plant cannabinoids, cannabidivarin (CBDV) and cannabidiol (CBD), activate and desensitize transient receptor potential vanilloid 1 (TRPV1) channels in vitro: potential for the treatment of neuronal hyperexcitability. ACS Chem Neurosci. 2014;19(11):1131-41. 4. De Petrocellis L et al. Effects of cannabinoids and cannabinoid-enriched cannabis extracts on TRP channels and endocannabinoid metabolic enzymes. Br J Pharmacol. 2011;163(7):1479-94. 5. Kimball AW et al. Chemical protection against ionizing radiation: I. Sampling methods for screening compounds in radiation protection studies in mice. Radiat Res. 1957;7:1-12. Contact Information: medinfo@greenwichbiosciences.com. Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster • Scan the QR code or Visit www.gwqrcodes.com/337231 Charges may apply. No personal information is stored.

A Role of GPR55 in the Antiepileptic Properties of Cannabidiol Michael Bazelot1,2 | Evan C. Rosenberg3 | Royston Gray2 | Orrin Devinsky3 | Benjamin J. Whalley2 | Richard W. Tsien3 1University of Reading, Reading, UK; 2GW Research Ltd, Cambridge, UK; 3New York University, New York, NY, USA. SUMMARY • The orphan G protein-coupled receptor 55 (GPR55) expression is increased following acute seizures. • GPR55-mediated modulation of excitatory neurotransmission is potentiated in pyramidal neurons and decreased in inhibitory cells in a model of chronic epilepsy. • Cannabidiol (CBD) potently blocks GPR55-mediated increase of miniature excitatory postsynaptic currents (mEPSCs) frequency in pyramidal neurons in both healthy and epileptic tissue. • CBD does not affect GPR55-mediated increase of excitatory neurotransmission in inhibitory neurons in healthy tissue. • CBD antiepileptic properties are lost in GPR55 knockout (KO) animals. • These data provide novel evidence for an involvement of GPR55 receptors in CBD mechanism of action in epilepsy. INTRODUCTION Epilepsy is a chronic disorder affecting ≈1% of the world’s population. ≈30% of patients with epilepsy are treatment resistant and >50% suffer intolerable or undesirable side effects. There remains an urgent clinical need for additional effective and tolerable therapies. CBD, a phytocannabinoid, has been reported to exhibit anticonvulsant effects in various animal models1,2 and is suggested as a potential antiseizure medication. GPR55 can be modulated by certain phyto- and endocannabinoids.3 Recent studies show that L-α-lysophosphatidylinositol (LPI) activates GPR554 and is likely a key if not exclusive endogenous ligand. In rat hippocampal slices, LPI-mediated activation of GPR55 can transiently elevate presynaptic Ca2+ at CA3-CA1 synapses, favoring excitation of postsynaptic pyramidal neurons (PNs), an effect that can be abolished by CBD.4 However, GPR55 pharmacology remains enigmatic and its adaptive role in the brain is still unknown. Nevertheless, evidence suggests that GPR55 is a promising target to treat epileptic disorders. Since the therapeutic targets for the multimodal action of CBD in epilepsy are not yet fully defined, it is important to investigate if modulation of GPR55-mediated signalling by CBD contributes to its anticonvulsant effect. GPR55 expression WT GPR55-/- WT GPR55-/- 10x 63x DAPI 1 mm 100um GPR55-/- Figure 1: Expression of GPR55 receptor in the hippocampus of wildtype (WT) and GPR55 KO animals. GPR55 (red) expression in ex vivo hippocampal slices from 9-month WT and GPR55 KO mice, co-stained with DAPI (blue). GPR55 receptors are strongly expressed in the stratum pyramidale, stratum radiatum, and stratum oriens of the CA3 and CA1 regions of the hippocampus. RESULTS CBD blocks GPR55-mediated increase of CA1 pyramidal neurons excitation A B Figure 2: The effects of CBD on GPR55-mediated modulation of mEPSCs in CA1 excitatory neurons and interneurons recorded from healthy rats. A. LPI transiently increases the frequency of mEPSCs in CA1 pyramidal neurons (n=9; p=0.0379). LPI effect on mEPSCs in pyramidal cells is fully blocked by 10 μM CBD (n=9; p>0.05). B. LPI transiently increases the frequency of mEPSCs in CA1 interneurons (n=7; p=0.0426). CBD at 10 μM did not block the LPI effect (n=8; p=0.0172). CBD prevents GPR55-mediated increase of excitatory neurotransmission in CA1 pyramidal neurons. CBD does not affect the GPR55-mediated modulation of CA1 interneurons excitation. GPR55-mediated modulation of excitatory neurotransmission to pyramidal neurons and interneurons is altered in epilepsy A B CD E F G LPI peak LPI wash out LPI peak GPR55 (Membrane) β Actin +/+ Vehicle KA Figure 3: Alteration GPR55 signaling in epileptic tissue. A, B. Membrane GPR55 expression is elevated post kainic acid (KA) seizures in WT mice (n=3; p=0.0159, unpaired t test). C-G. Effect of LPI on the frequency of mEPSCs recorded from pyramidal neurons and interneurons in tissue taken from healthy rats or from lithium/pilocarpine-induced chronic epileptic rats. C, D. LPI-mediated elevation of mEPSCs frequency is significantly higher in epileptic pyramidal cells (n=9 per group; p=0.0476, unpaired t test). C, E. Contrary to healthy tissue, LPI effect is prolonged after wash-out in epileptic pyramidal cells (n=9 per group; p=0.0145, unpaired t test). F, G. In epileptic interneurons, LPI effect on mEPSCs frequency is significantly decreased when compared to healthy inhibitory neurons (n=7 per group; p=0.4105, unpaired t test). GPR55 expression is increased following acute epilepsy. mEPSCs mean amplitude is decreased (n=9; p<0.001) and the mean decay time constant increased (n=9; p>0.05) in epileptic pyramidal neurons when compared to control (n=9). However, these changes in mEPSCs waveform are not affected by CBD (n=9; p>0.05, data not shown). GPR55-mediated increase of excitation of pyramidal neurons is potentiated in epileptic tissue. GPR55-mediated modulation of excitation is nonfunctional in epileptic interneurons. CBD blocks the GPR55-mediated increase of mEPSCs frequency in epileptic excitatory neurons Figure 4: CBD effect on GPR55-mediated modulation of mEPSCs in epileptic pyramidal neurons. CBD significantly blocks LPI-induced increase of mEPSCs frequency in epileptic pyramidal neurons (n=6; p>0.05, paired t test). CBD remains potent to efficiently prevent GPR55 effect on excitatory neurotransmission in epileptic pyramidal neurons. CBD does not reduce pentylenetetrazol (PTZ)-induced tonic-clonic seizures incidence in GPR55 KO animals A B C D Figure 5: The effects of CBD and vehicle treatment upon mortality and tonic-clonic seizure incidence in WT and GPR55 KO mice. A. CBD at 200mg/kg significantly prevented the death of WT mice following 105 mg/kg PTZ injection (n=10 per group; p<0.0001). B. CBD at 200 mg/kg significantly reduced the mortality of GPR55 KO mice following 105 mg/kg PTZ injection (n=10 per group; p=0.0003). C. CBD at 200 mg/kg significantly reduced the incidence of tonic-clonic seizures in WT mice following 105 mg/kg PTZ injection (n=10 per group; p<0.0034). D. CBD at 200 mg/kg failed to significantly decrease the incidence of tonic-clonic seizures in GPR55 KO mice following 105 mg/kg PTZ injection (n=10 per group; p=0.6056). Data were analyzed by 2-tailed Chi-square test. **p<0.01, ***p<0.001, ****p<0.0001. Although CBD significantly prevented PTZ-induced death of GPR55 KO animals, it lost its capability to reduce the incidence of tonic-clonic seizures. METHODS Lithium/pilocarpine model of chronic epilepsy: The effects of CBD on GPR55-mediated increased in mEPSCs frequency were studied in vitro in the CA1 region of the hippocampal region of brain slices obtained from healthy and epileptic rats. Wistar rats were rendered epileptic following intraperitoneal (i.p.) injection of pilocarpine, a muscarinic receptor agonist that causes temporal lobe convulsions upon systemic administration. Following a 3-6 week latent period, animals begin to present spontaneous recurrent seizures.5 PTZ model of acute seizure: GPR55 KO mice and their WT littermates were injected i.p. with either vehicle or 200 mg/kg CBD 30 min prior to i.p. injection of 105 mg/kg PTZ. Tonic-clonic seizures and mortality were assessed for 30 min after PTZ administration. KA model of acute seizure: WT mice received i.p. injection of 25 mg/kg KA, with saline vehicle i.p. injections in littermate controls (3 animals per group). 4 hours after KA or saline administration (or when animal died), animals were sacrificed, and the brains were removed and flash frozen for subsequent immunoblotting. Electrophysiology: Whole cell patch-clamp recordings were made from CA1 pyramidal cells. In recordings of miniature excitatory postsynaptic currents (mEPSCs; voltage-clamp), the AMPA receptor component was isolated by adding 0.1 μM CGP 55845, 100 μM D-APV, 500 μM MCPG, 1 μM strychnine, 100 μM picrotoxin, and 1 μM TTX in the ACSF. GPR55 receptors were activated by applying 4 μM LPI. In some experiments plant-derived CBD (GW Pharmaceuticals) was added to the ACSF at a final concentration of 10 μM. The DMSO concentration never exceeded 0.1%. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Barbara Swenson and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. ECR, OD, and RWT have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; MB, RG and BJW are employees of GW Research Ltd. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidPLoS One. 2016;11:e0147265iol products. References: 1. Jones NA et al. J Pharmacol Exp Ther. 2010;332:569-77. 2. Jones NA et al. Seizure. 2012;21:344-52. 3. Ryberg E et al. Br J Pharmacol. 2007;152:1092-101. 4. Sylantyev S et al. Proc Natl Acad Sci USA. 2013;110:5193-8. 5. Modebadze T et al. PLoS One. 2016;11:e0147265. Contact Information: medinfo@greenwichbiosciences.com Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster: Scan the QR code or Visit www.gwqrcodes.com/658116 Charges may apply. No personal information is stored.

Human Metabolite of Cannabidiol, 7-Hydroxy Cannabidiol, but Not 7-Carboxy Cannabidiol, Is Anticonvulsant in the Maximal Electroshock Seizure Threshold (mEST) Test in Mouse Benjamin J. Whalley | Colin Stott | Royston A. Gray | Nicholas A. Jones GW Research Ltd, Cambridge, UK SUMMARY • 7-hydroxy cannabidiol (7-OH-CBD) and 7-carboxy CBD (7-COOH-CBD) are 2 major human metabolites of CBD, but contributions by 7-OH-CBD and 7-COOH-CBD to the anticonvulsant effect of CBD have not previously been assessed. • In the present study, 7-OH-CBD exerted significant anticonvulsant effects in the maximal electroshock seizure threshold (mEST)1 test in mouse. • 7-COOH-CBD did not exert anticonvulsant effects in the mEST test in mouse. • Both 7-OH-CBD and 7-COOH-CBD are CNS-penetrant in mouse. INTRODUCTION CBD is a component derived from the cannabis plant (Cannabis sativa L.). In 3 separate randomized placebo-controlled clinical trials, a pharmaceutical formulation of purified CBD (GW Pharmaceuticals, Cambridge, UK) was shown to be significantly superior placebo in reducing seizure frequency in Lennox-Gastaut and Dravet syndromes.2-4 7-OH-CBD and 7-COOH-CBD are 2 major human metabolites produced following oral administration of CBD in humans.5 Neither central nervous system (CNS) exposure nor contributions to the anticonvulsant effects of CBD of these metabolites have previously been assessed. Here, we determined the potential for CNS exposure of these metabolites in addition to examining their effects in the mEST test in the mouse; a model of generalized seizure. RESULTS 7-OH-CBD is anticonvulsant in the mEST test in mouse No tonic convulsion Tonic convulsion Number of animals 0 2 4 6 8 10 12 Diazepam vehicle Cannabinoid vehicle 7-OH-CBD (150 mg/kg) 7-OH-CBD (200 mg/kg) CBD (200 mg/kg) Diazepam (2 mg/kg) *p<0.05, ***p<0.001. n=12 animals per group. CBD (200 mg/kg; cannabinoid control; intraperitoneally [i.p.]) and 7-OH-CBD (150 and 200 mg/kg; i.p.) significantly reduced the incidence of hind limb extension when compared to cannabinoid vehicle. Diazepam (2 mg/kg; positive control; i.p.) also significantly reduced the incidence of hind limb extension when compared to its vehicle. 7-COOH-CBD is not anticonvulsant in the mEST test in mouse No tonic convulsion Tonic convulsion *** 0 2 4 6 8 10 12 Number of animals Vehicle 7-COOH-CBD (50 mg/kg) 7-COOH-CBD (100 mg/kg) 7-COOH-CBD (150 mg/kg) 7-COOH-CBD (200 mg/kg) CBD (200 mg/kg) Diazepam (2 mg/kg) ***p<0.001. n=12 animals per group. CBD (200 mg/kg; cannabinoid control; i.p.) and diazepam (2 mg/kg; positive control; i.p.) significantly reduced the incidence of hind limb extension when compared to vehicle. 7-COOH-CBD (50, 100, 150, and 200 mg/kg; i.p.) did not affect the incidence of hind limb extension when compared to vehicle. 7-OH-CBD and 7-COOH are CNS penetrant in mouse Plasma Brain 7-COOH-CBD (50 mg/kg) 7-COOH-CBD (100 mg/kg) 7-COOH-CBD (150 mg/kg) 7-COOH-CBD (200 mg/kg) CBD (200 mg/kg) 1 100 1 101 1 102 1 103 1 104 1 105 1 106 [7-COOH-CBD] (μg/L (plasma) or μg/kg (brain)) 7-COOH-CBD (50 mg/kg) 7-COOH-CBD (100 mg/kg) 7-COOH-CBD (150 mg/kg) 7-COOH-CBD (200 mg/kg) CBD (200 mg/kg) n=5 animals per group. 7-COOH-CBD exposure was detectable in brain at t=60 minutes following i.p. injection of 7-COOH- CBD or CBD in NMRI mice. In addition, animals (n=3) treated with CBD (100 mg/kg; subcutaneously [s.c.]; twice daily [b.i.d.] for at least 7 days) exhibited detectable brain concentrations of CBD (1730 ± 382 μg/kg), 7-OH-CBD (227 ± 48 μg/kg) and 7-COOH-CBD (25 ± 5 μg/kg). DISCUSSION & CONCLUSIONS ▪ The mEST test performed responded predictably to the positive control, diazepam, which significantly reduced incidence of hind limb extension in both studies. ▪ CBD significantly reduced the incidence of hind limb extension in the mEST test, consistent with previously reported anticonvulsant responses in this model. ▪ 7-OH-CBD and 7-COOH-CBD were detected in murine brain tissue after administration of parent (CBD) or metabolite, thereby demonstrating that both metabolites are brain penetrant. ▪ 7-OH-CBD (150 and 200 mg/kg) significantly reduced the incidence of hind limb extension in the mEST test. ▪ 7-COOH-CBD (50, 100, 150, and 200 mg/kg) did not affect the incidence of hind limb extension in the mEST test. ▪ Taken together, these results show that, at the doses examined, 7-OH-CBD, but not 7-COOH-CBD, is anticonvulsant in the mEST test in mouse and so suggest that 7-OH-CBD but not 7-COOH-CBD may contribute towards the overall anticonvulsant effect of CBD. METHODS ▪ Each metabolite was investigated in separate acute seizure and bioanalysis studies. ▪ For 7-OH-CBD, male NMRI mice (12 animals per group; mean body weight: 26.8±0.2 g; Janvier Labs, France) were treated i.p. with either 7-OH-CBD (150 and 200 mg/kg; GW Research), CBD (200 mg/kg; GW Research), or CBD vehicle (ethanol:Kolliphor® EL:0.9% saline 1:1:18 ratio) 60 minutes prior to seizure testing, diazepam (2 mg/kg; Coopération Pharmaceutique Française, France) or diazepam vehicle (0.2% hydroxypropylmethylcellulose in 0.9% saline) 30 minutes prior to testing. ▪ For 7-COOH-CBD, male NMRI mice (12 animals per group; mean body weight: 24.4±0.2 g; Janvier Labs, France) were treated i.p. with either vehicle (ethanol:Kolliphor® EL:0.9% saline 1:1:18 ratio), 7-COOH-CBD (50, 100, 150, and 200 mg/kg; GW Research), or CBD (200 mg/ kg; GW Research) 60 minutes prior to seizure testing or diazepam (2 mg/kg; Coopération Pharmaceutique Française, France) 30 minutes prior to testing. ▪ In both studies, seizure threshold was assessed via a stimulus (50 mA; 0.6 ms pulse; 0.4s duration; 50Hz) delivered using a constant current generator (Ugo Basile 57800) via corneal electrodes. ▪ Mice in all dose groups were individually assessed for the exhibition of tonic convulsions (hind limb extension) as previously described in Swinyard et al, 1952.1 ▪ Statistical analysis in each study was performed by comparison of drug-treated groups with the appropriate vehicle control using Fisher’s Exact Probability Tests. ▪ Bioanalysis of 7-OH-CBD: C129S mice (3 animals) were treated with CBD (100 mg/kg; s.c.; b.i.d; ≥7 days). At the end of the treatment period, animals were humanely euthanized, decapitated, brains removed from the skull, and hemispheres dissected, rinsed in physiological saline, and snap frozen on liquid nitrogen. Brain samples were stored at -80°C until use. ▪ Bioanalysis of 7-COOH-CBD: NMRI mice (5 animals per group) were treated with CBD or 7-COOH-CBD as described in the relevant seizure study above. 60 minutes after administration of the test article, ≈1 mL blood was collected by cardiac puncture under isoflurane anesthesia into lithium heparin tubes. Immediately after blood collection, animals were decapitated, brains removed from the skull, and hemispheres dissected, rinsed in physiological saline, and snap frozen on liquid nitrogen. Blood samples were centrifuged (4°C; 1500 g; 10 minutes) and resultant plasma (≈400 μL) added to the same volume of ascorbic acid (100 mg/mL). Plasma and brain samples were stored at -80°C until use. ▪ Samples for bioanalysis were prepared and analysed (LC-MS) for CBD, 7-OH-CBD, and 7-COOH-CBD as appropriate and according to a validated method. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Barbara Swenson and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. BJW, CS, RAG, and NAJ are employees of GW Research Ltd. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Swinyard EA et al. Comparative assays of antiepileptic drugs in mice and rats. J Pharmacol Exp Ther. 1952;106:319-30. 2. Devinsky O et al. Trial of cannabidiol for drug-resistant seizures in the Dravet syndrome. N Engl J Med. 2017;376(21):2011-20. 3. Thiele EA et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-centre, randomised, double-blind, placebo-controlled trial (GWPCARE4). Presented at AES; December 2-6, 2016; Houston, TX, USA. Abstract 1.377. 4. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a dose-ranging, multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). Neurology. 2017:89:e98-e014. 5. Ujváry I et al. Human metabolites of cannabidiol: a review on their formation, biological activity, and relevance in therapy. Cannabis Cannabinoid Res. 2016;1(1):90-101. Contact Information: medinfo@greenwichbiosciences.com. Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster • Scan the QR code or • Visit www.gwqrcodes.com/258550 Charges may apply. No personal information is stored.

Cannabidiol Improves the Welfare and Survival of Dravet Syndrome Mice Pabitra H. Patra1,2 | Alister McNeish1 | Claire M. Williams2 | Benjamin J. Whalley1,3 | Michael Bazelot1,3 1School of Pharmacy, University of Reading, Reading, UK; 2School of Psychology & Clinical Language Sciences, University of Reading, Reading, UK; 3GW Research Ltd, Cambridge, UK SUMMARY • Cannabidiol (CBD) significantly prolongs the median survival of Scn1a heterozygotes and knockout (KO) animals. • CBD does not affect the welfare of wild-type (WT) mice. • CBD significantly improves weight gain and delays the worsening of the neonatal welfare score, natural activity, response to touch, orbital tightening, and body condition score of Scn1a KO animals. • This study is the first demonstration of prolonged survival in a Dravet syndrome (DS) model. INTRODUCTION DS is a severe form of myoclonic epilepsy in children where the first representation of seizure normally develops at 6 to 9 months of age.1 DS affects 1 in 20,000-40,000 children, and a premature mortality rate of 21% has been reported.1,2 >80% of patients have a mutation in the voltage-gated sodium channel α1 subunit gene (Scn1a).3 Seizures in DS are largely resistant to treatment, and none of the presently available medications offer satisfactory control of symptoms. The present study thus assessed the therapeutic efficacy of CBD in improving the survivability and welfare of a mouse model of DS (Scn1a-/-). RESULTS CBD is well tolerated in WT animals A 8 10 12 14 16 18 20 22 24 26 0 2 4 6 8 10 12 14 Postnatal day Weight (g) B 8 10 12 14 16 -0.5 0.0 0.5 1.0 1.5 2.0 2.5 3.0 Postnatal day Reflex/response to touch Figure 1. The effects of CBD and vehicle treatment upon welfare scores in WT mice. A. Evolution of weight from postnatal day 8 (P8) following CBD (n=10) or vehicle treatment (n=10). Time significantly affected weight gain (F (34,630)=43.19, p<0.0001) contrary to treatment (F(1,630)=1.567; p=0.2111). No interaction between treatment and time was observed (F(34, 630)= 0.04652; p>0.9999). B. A significant effect of treatment (F (1,630)=9.284; p=0.0024) and time (F(34, 630)=22.02; p<0.0001) on reflex/response to touch was found in addition to a significant interaction between treatment and time (F(34,630)=1.580; p=0.0207). Data are expressed as mean±SEM. P values were calculated using a 2-way ANOVA test, and if an interaction effect was found, appropriate pairwise comparisons between groups and time points were conducted. **p<0.01. There was no significant effect of CBD upon weight gain when compared to vehicle-treated group (Fig. 1A). CBD significantly accelerated the improvement of reflex/response to touch score compared to vehicle (Fig. 1B). CBD improved neonatal welfare score when compared to vehicle-treated group (F(1,630)=4.397; p=0.0364; data not shown). CBD did not affect natural activity score when compared to the vehicle group (F(1,630)=0.6000; p=0.4389; data not shown). Orbital tightening and body condition scores were not measurable in WT animals (data not shown). CBD improves the welfare scores of Scn1a-/- animals A 8 10 12 14 16 0 1 2 3 4 5 6 7 Postnatal day Weight (g) B 8 10 12 14 16 0 1 2 3 4 5 6 7 8 Postnatal day Neonatal welfare score C Postnatal day 8 10 12 14 16 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Postnatal day Natural activity D Postnatal day 8 10 12 14 16 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Postnatal day Reflex/response to touch E Postnatal day 8 10 12 14 16 0.0 0.5 1.0 1.5 2.0 2.5 Postnatal day Orbital tightening F Postnatal day 8 10 12 14 16 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Postnatal day Body condition score Figure 2. The effects of CBD and vehicle treatment upon welfare of Scn1a-/- mice. A. Evolution of weight from P8 following CBD (n=10) or vehicle treatment (n=10). A significant effect of time (F(16,282)=3.420; p<0.0001) and treatment (F(1,282)=25.43; p<0.0001) on weight change between groups was seen and no interaction between treatment and time (F(16,282)=0.1629; p>0.9999) was observed. B. A significant effect of treatment (F(1,282)=63.61; p<0.0001) and time (F(16,282)=64.67; p<0.0001) upon neonatal welfare score was found in addition to an interaction between treatment and time (F(16,282)=2.498; p=0.0014). C. A significant effect of treatment (F(1,282)=26.63; p<0.0001) and time (F(16.282)=45.93; p<0.0001) on natural activity was found in addition to an interaction between treatment and time (F(16,282)=1.739; p=0.0395). D. A significant effect of treatment (F(1,282)=57.60; p<0.0001) and time (F(2,282)=37.65; p<0.0001) on reflex/response to touch score was observed in addition to an interaction between treatment and time (F(16,282)=2.467; p=0.0016). E. Significant effects of treatment (F(1,282)=23.19; p<0.0001) and time (F(2,282)=40.82; p<0.0001) upon orbital tightening were observed in addition to an interaction between treatment and time (F(2,282)=3.127; p<0.0001). F. A significant effect of treatment (F(1,282)=24.55; p<0.0001) and time (F(16,282)=56.61; p<0.0001) upon body condition score was found in addition to an interaction between treatment and time (F(16,282)=3.238; p<0.0001). Data are expressed as mean±SEM. P values were calculated using a 2-way ANOVA test, and if an interaction effect was found, appropriate pairwise comparisons between groups and time points were made. *p<0.05, **p<0.01, ***p<0.001, ****p<0.0001. CBD improved weight gain when compared to the vehicle group (Fig. 2A). Worsening of the neonatal welfare score was delayed by CBD treatment (Fig. 2B). CBD significantly decreased the worsening of natural activity of Scn1a-/- mice until P15 when compared to the vehicle-treated animals (Fig. 2C). The worsening of the reflex/response to touch score was significantly delayed by CBD (Fig. 2D). The orbital tightening increasing (ie, worsening) was reduced by CBD treatment until P15 when compared to vehicle-treated group (Fig. 2E). Body condition score worsening was significantly delayed by CBD (Fig. 2F). CBD prolongs the survival of Scn1a-/- animals 8 10 12 14 16 18 0 20 40 60 80 100 Postnatal day Percent survival Figure 3. The effects of CBD treatment upon survivability rate in Scn1a-/- mice. Survival curves were compared by Mantel-Cox test. CBD-treated animals (n=10) exhibited a significantly increased survival when compared to vehicle (n=10 per group; p=0.0033), 16.25 and 15.5 days, respectively. CBD prolongs the survival of Scn1a+/- animals 8 12 16 20 24 28 32 36 40 44 48 52 0 20 40 60 80 100 Postnatal day Percent survival Figure 4. The effects of CBD treatment upon survivability rate in Scn1a+/- mice. Survival curves were compared by Mantel-Cox test. The survival of CBD-treated animals (n=5) significantly increased when compared to vehicle (n=6 per group; p=0.0114). The median survival of vehicle-treated Scn1a+/- mice was 23 days. METHODS Mouse strains: Male 129S-Scn1atm1Kea/Mmjax heterozygote (Scn1a+/-) mice (Jackson Laboratory, USA) were used to obtain full NaV1.1 KO (Scn1a-/-) and WT (Scn1a+/+) animals, or crossed with female WT C57BL/6J mice (Charles River, UK) to obtain F1 cross-strain (Scn1a+/-). Treatment: Scn1a+/-, Scn1a-/-, and WT littermates mice were injected subcutaneously twice daily with purified CBD (GW Research, 100 mg/kg) or vehicle (ethanol:Kolliphor® HS: 0.9% saline=2:1:17). Treatment started from P8 onwards until P25 (Scn1a-/- and WT) or P52 (Scn1a+/-) or death (whichever was earlier). Welfare: A twice-daily, standardized welfare check4,5 was conducted throughout the entire study to assess neonatal welfare, natural activity, reflex/response to touch, orbital tightening, and body condition scores. Scn1a+/- mice did not show any welfare alterations when compared to WT mice (data not shown). In consequences, CBD effect on welfare scores was only studied using Scn1a-/-animals. The experiments were performed in accordance with UK Home Office regulations (Animals Scientific Procedures Act, 1986). Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Barbara Swenson and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. PHP, AMN, and CMW received funding for PhD work from GW Pharmaceuticals; BJW and MB are employees of GW Research Ltd. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Dravet C et al. Adv Neurol. 2005;95:71-102. 2. Shmuely S et al. Epilepsy Behav. 2016;64:69-74. 3. Harkin LA et al.Brain. 2007;130:843-52. 4. Wolfensohn S et al. Handbook of Laboratory Animal Management and Welfare. 2007;59-73. 5. Ullman-Cullere MH et al. Comp Med. 1999;49:319-23. Contact Information: medinfo@greenwichbiosciences.com. Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster Scan the QR code or Visit www.gwqrcodes.com/469024 Charges may apply. No personal information is stored.

Supplementary Table for Cannabidiol Improves the Welfare and Survival of Dravet Syndrome Mice

Welfare assessment sheet for neonatal mice; adapted from (Wolfensohn and Lloyd, 2007 and Ullman-Culleré and Foltz, 1999) .

Parameters		**Scores**
Appearance/Colour	Normal (pink)	0
	Pink/blue abdomen	1
	Pink/pale extremities	2
	Blue/pale	3
Surface temperature	Warm	0
	Partial cold (dorsal/ventral)	1
	Cold	2
Natural activity	Wriggling ++ (highly active)	0
	Wriggling + (active)	1
	Not active but can move	2
	Still	3
Reflexes/respond to touch	righting reflex +++ (takes no time to return back on its feet)	0
	righting reflex ++ (takes only few seconds time to return back on its feet)	1
	righting reflex + (takes some time to return back on its feet)	2
	No righting reflex - (Unable to return back on its feet)	3
Milk in stomach (only applicable when the body colour is pink)	Milk is visible	0
	Milk is slightly visible	1
	No visible milk in stomach	2
Total Neonatal Welfare Score		**0-13**
Body condition Score	Mouse is emaciated, skeletal is extremely prominent, vertebrae distinctly segmented	1
	Mouse is underconditioned, segmented vertebral column evident, dorsal pelvic bones are palpable	2
	Mouse is well-conditioned, vertebrae and dorsal pelvis not prominent, palpable with slight pressure	3

Cannabidiol Improves Seizures and Epilepsy Associated Co-Morbidities in Rats Pabitra H. Patra1,2 | Haramrit Sandhu1 | Michael Bazelot1,3 | Benjamin J. Whalley1,3 | Claire M. Williams2 | Alister McNeish1 1School of Pharmacy, University of Reading, Reading, UK; 2School of Psychology & Clinical Language Sciences, University of Reading, Reading, UK; 3GW Research Ltd, Cambridge, UK SUMMARY • We showed for the first time that repeated cannabidiol (CBD) treatment reduces spontaneous seizures in rats with lithium-pilocarpine–induced chronic temporal lobe epilepsy. • This is the first study to establish that CBD reverses epilepsy-induced motor dysfunction. • CBD does not have any adverse effect on gait of temporal lobe epilepsy (TLE) animals. • CBD restores epilepsy-induced memory deficits. INTRODUCTION Epilepsy is a substantial, progressive, chronic neurological disorder characterized by recurrent seizures.1 More than 65 million people worldwide live with epilepsy of which 30% are refractory to one or more antiepileptic drugs.2 The primary symptom, seizures, are not the only aspect of epilepsy that affect patient’s quality of life. Several co-morbidities (eg, depression, anxiety, motor disorder, cognitive deficits, social dysfunction) contribute to a reduced quality of life in addition to the poor prognosis associated with the index disease.3,4 The present study is the first to examine the effects of long-term (6 weeks) cannabidiol (CBD, a phytocannabinoid) treatment upon seizures and epilepsy co-morbidities in lithium-pilocarpine–induced Reduced Intensity Status Epilepticus-Spontaneous Recurrent Seizure (RISE-SRS) model of TLE. RESULTS CBD reduces seizures in RISE-SRS model of TLE in rats A Epileptic vehicle treated Epileptic CBD treated 0.0 0.5 1.0 1.5 2.0 2.5 Seizure ratio B Before After 0 20 40 90 95 100 105 Epileptic vehicle treated Seizure index C Before After 0 20 40 60 Epileptic CBD treated Seizure index Figure 1. The effect of CBD or vehicle upon spontaneous seizure index and seizure ratio. A. Median seizure ratio of epileptic vehicle-treated and epileptic CBD-treated animals. CBD significantly reduced the seizure ratio compared to the vehicle-treated counterparts (n=10/group; data were analyzed by Mann Whitney test; *p<0.05).B. Median seizure index before and after 6 weeks vehicle treatment. Seizure index was increased significantly in this group at the end of the study (n=10; data were analyzed by Wilcoxon matched-pairs signed rank test; **p<0.01). C. Median seizure index before and after 6 weeks CBD treatment. CBD nonsignificantly reduced the seizure index (n=10; data were analyzed by Wilcoxon matched-pairs signed rank test). Data are expressed as median, min to max, and interquartile range (IQR). Long-term CBD treatment reduces seizures in pilocarpine-induced RISE-SRS model of TLE in rats (A). Even though CBD did not significantly decrease seizure index after 6 weeks of treatment, it prevented the progression of the epileptic symptoms that was observed in vehicle-treated epileptic animals (B and C). CBD reverses epilepsy-induced motor dysfunction A Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 0 50 100 150 200 250 Time on rod (seconds) B Healthy vehicle treated Epileptic vehicle treated Epileptic Failed Passed CBD treated 0 5 10 Number of animals C no foot slips foot slips Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 0 5 10 Number of animals Figure 2. Effect of CBD on motor performances. A. Healthy vehicle-treated (n=10) and epileptic CBD-treated group spent significantly more time on the accelerating rotarod compared to the vehicle-treated epileptic group (n=10/group; data were analyzed by 1-way ANOVA with Holm-Sidak’s post hoc test; *p<0.05, **p<0.01). Data are expressed as mean±SEM.B. Number of epileptic animals from CBD-treated/vehicle-treated group completed the static beam task showed no significant difference (n=10/group; data were analyzed by Chi-square test; p=0.1173). C. Epileptic vehicle-treated group showed a tendency to perform more foot slips on the static beam than the healthy vehicle-treated and epileptic CBD-treated groups (n=10/group; data were analyzed by Chi-square test; p=0.1091). The epileptic vehicle-treated animals fall significantly sooner from the accelerating rotarod (A) and have tendency to have more foot slips in static beam compared to the healthy vehicle-treated animals (C). This data reveal that epilepsy produces significant motor dysfunction. CBD does not affect the gait of the TLE animals Left stride length A Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 100 120 140 160 180 200 Stride length (mm) Right stride length B Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 100 120 140 160 180 200 Stride length (mm) Stride width C Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 30 40 50 60 Stride width (mm) Figure 3: Effect of CBD on gait test performances. A. Left stride length (millimeters) of healthy vehicle-treated, epileptic vehicle-treated, and epileptic CBD-treated rats (n=10/group; data were analyzed by 1-way ANOVA with Holm-Sidak’s multiple comparison test as a post hoc). B. Right stride length (millimeters) of healthy vehicle-treated, epileptic vehicle-treated, and epileptic CBD-treated rats (n=10/group; data were analyzed by 1-way ANOVA with Holm-Sidak’s multiple comparison test as a post hoc).C. Stride width (millimeters) of healthy vehicle-treated, epileptic vehicle-treated, and epileptic CBD-treated rats (n=10/group; data were analyzed by 1- way ANOVA with Holm-Sidak’s multiple comparison test as a post hoc). Data are expressed as mean±SEM. Epileptic animals perform as well as healthy ones in the gait test (no changes in stride length or width), which suggests that the motor deficits observed in rotarod and static beam might be ascribed to cortical dysfunction, as gait pattern is dependent on cerebellar function and not the motor cortex. ▪ CBD does not produce any significant change in stride length and stride width compared to the healthy animals. CBD reverses epilepsy-induced spatial memory impairment A Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 0 1 2 3 4 5 Reference memory error B Healthy vehicle treated Epileptic vehicle treated Epileptic CBD treated 0 1 2 3 4 Working memory error Figure 4. The effect of CBD or vehicle on spatial memory in hole-board task. A. Mean reference memory errors in nonepileptic vehicle-treated (n=10), epileptic vehicle-treated (n=8), and epileptic CBD-treated animals (n=8). CBD significantly improved reference memory error compared to the vehicle-treated epileptic group. B. Mean working memory errors. CBD significantly improved working memory error compared to the vehicle-treated healthy and epileptic groups. Data are expressed as mean±SEM; p values were calculated using a 1-way ANOVA with Holm-Sidak’s multiple comparison test. *p<0.05, ****p<0.0001. In our study, the vehicle-treated epileptic rats exhibited significantly more errors on both the reference memory and working memory compared to the healthy animals (Fig. 4A and 4B). CBD significantly reduced both reference and working memory errors when compared to epileptic vehicle-treated animals. CBD improved working memory of epileptic animals when compared to healthy vehicle-treated ones. METHODS Study design: Twenty wistar rats were rendered epileptic using the RISE-SRS model of TLE5 before receiving treatment with either CBD (200 mg/kg/d; n=10) or its vehicle (3.5% Kolliphor®; n=10) in drinking water for 6 weeks. Ten healthy nonepileptic age-matched animals were used as vehicle control (3.5% Kolliphor®). The experiment was performed under license and in compliance with the UK Home Office regulations (Animals ScientificProcedures Act, 1986). Behavioral assessment of seizures: Seizure index and seizure ratio were obtained by video monitoring of epileptic animals during their treatment period. Seizure behaviors (severity and frequency) were scored using the Racine scale, and the assessment was blinded. Seizure index=seizure frequency X seizure severity Seizure index=mean seizure index in final bin/mean seizure index in first bin Motor function assessment–Accelerating rotarod task: Latency to fall from an accelerating rotarod (5 to 33 rpm) over 5 minutes time frame was recorded for each animal. Data represent the mean of 3 trials for each animal. Motor function assessment–Static beam task: Number of foot slips made by each animal during their walk (total time: 2 min) along a 100-cm long cylindrical elevated beam (3.2 cm diameter) was assessed. Data represent the mean of 2 trials for each animal. The number of animals that passed the test was also recorded. Motor function assessment–Gait test: Stride length (left and right) and stride width were measured from the foot prints of each rat obtained during a walk on a white paper lined on the floor of a plexiglass tunnel (100 cm [L]×10 cm [H]×10 cm [W]). Cognitive function assessment–Hole board task: Reference-memory error (RME) and working-memory error (WME) were assessed in this study. Here, each rat was placed in the center of a hole-board (70×70×45 cm3; 16 holes on its floor) to find 4 accessible baits (Cheerios ®, Nestle) in max. 10 min time. Five such trials were conducted each day for 3 days. Data represent the mean of 15 trials. RME=head dipping into a hole that was never baited WME=re-head dipping into a hole which was previously baited Statistical analysis: Rotarod and hole-board data were analyzed using 1-way ANOVA with Holm-Sidak’s multiple comparison test. Pass-fail and foot slips in static beam were analyzed by Fisher’s exact test and Kruskal-Wallis test with Dunn’s multiple comparison test, respectively. Seizure index and seizure ratio were analyzed by Wilcoxon matched pair test and Mann-Whitney test, respectively. All the statistical analyses were performed using GraphPad Prism 7 software. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Barbara Swenson and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. PHP, CMW, and AJM have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; MB and BJW are employees of GW Research Ltd. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Hill AJ et al. Br J Pharmacol. 2012;167:1629-42. 2. WHO. Epilepsy fact sheet. 2016. 3. England MJ et al. Epilepsy Behav. 2012;25:266-76. 4. Hesdorffer DC et al. Ann Neurol. 2012;72:184-91. 5. Modebadze T et al. PLoS One. 2016;11:e0147265. Contact Information: medinfo@greenwichbiosciences.com. Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster • Scan the QR code or Visit www.gwqrcodes.com/486260 Charges may apply. No personal information is stored.

Pharmacokinetics and Safety Evaluation of Cannabidiol (CBD) in Subjects with Hepatic or Renal Impairment: Results of Two Phase 1 Trials Bola Tayo1 | Graham Blakey2 | Gilmour Morrison1 | Kevan VanLandingham3 1GW Research Ltd, Cambridge, UK; 2consult2deliver, Nottingham, UK, 3Greenwich Biosciences, Inc., Carlsbad, CA, USA SUMMARY • Following a single dose of 200 mg oral CBD, exposure to CBD and its metabolites 6-OH-CBD and 7-OH-CBD was higher among subjects with moderate or severe hepatic impairment than in subjects with normal hepatic function. • Renal impairment status (mild, moderate, or severe) had no clinically relevant effect on the plasma concentrations of CBD, 6-OH-CBD, 7-OH-CBD, and 7-COOH-CBD following a single dose of 200 mg CBD. • A single 200 mg oral dose of CBD was safe and well tolerated in subjects with varying degrees of hepatic or renal impairment. • Results suggest that dose adjustments may not be necessary for patients with renal impairment, but a lower starting dose with slower titration may be needed in patients with moderate or severe hepatic impairment. INTRODUCTION Results from randomized, placebo-controlled studies of a pharmaceutical formulation of purified CBD in patients with Lennox-Gastaut syndrome (GWPCARE3 and GWPCARE4)1,2 and Dravet syndrome (GWPCARE1)3 suggest that add-on CBD treatment significantly reduces seizure frequency compared with placebo. As part of the CBD drug development program, 2 trials were conducted to evaluate the pharmacokinetic (PK) parameters of a single oral dose of CBD in subjects with mild, moderate, or severe hepatic or renal impairment vs subjects with normal hepatic or renal function. Secondary objectives of these trials were to assess the safety and tolerability of CBD in subjects with mild, moderate, or severe hepatic or renal impairment vs subjects with normal hepatic or renal function. Trial schemas Subjects with hepatic impairment (N=30) Mild (8); moderate (8); severe (6); normal (8) Screening period=28 days 200 mg oral CBD administration Assessment period=3 days Follow-up=day 14±2 after the assessment period Analysis Total completed=30 Subjects with renal impairment (N=32) Mild (8); moderate (8); severe (8); normal (8) Screening period=28 days 200 mg oral CBD administration Assessment period=3 days Follow-up=day 14±2 after the assessment period Analysis Total completed=32 PHARMACOKINETIC RESULTS PK parameters for total CBD and metabolites in subjects with hepatic impairment ▪▪The ratios of maximum measured plasma concentration (Cmax) and area under the concentration-time curve (AUC) from time zero to infinity (AUC(0-∞)) were calculated using geometric least squares means for each hepatic impairment group relative to the control group and expressed with 90% confidence intervals (CI). AUC Cmax (0-∞) (ng/mL) (ng•h/mL) Comparison (test/reference) Ratio of geometric least squares means (90% CI) CBD Mild/normal 1.57 (0.90-2.75) 1.48 (0.90-2.41) Moderate/normal 2.39 (1.37-4.18) 2.45 (1.50-4.01) Severe/normal 2.57 (1.41-4.70) 5.15 (2.94-9.00) 6-OH-CBD Mild/normal 1.81 (1.05-3.12) 1.50 (0.78-2.88) Moderate/normal 2.37 (1.38-4.08) 2.59 (1.40-4.82) Severe/normal 1.68 (0.93-3.02) 2.16 (1.16-4.01) 7-OH-CBD Mild/normal 1.31 (0.66-2.59) 1.10 (0.63-1.92) Moderate/normal 1.83 (0.92-3.62) 2.12 (1.22-3.69) Severe/normal 1.09 (0.52-2.27) 2.28 (1.26-4.14) 7-COOH-CBD Mild/normal 0.86 (0.44-1.68) 1.02 (0.51-2.03) Moderate/normal 0.98 (0.50-1.91) 1.60 (0.78-3.27) Severe/normal 0.27 (0.13-0.55) 0.84 (0.33-2.14) Apparent total clearance of the drug from plasma (CL/F) of CBD was lower in all hepatic impairment groups than in the normal hepatic function group. No clinically relevant effects on CBD or metabolite exposure were observed in subjects with mild hepatic impairment. Higher plasma concentrations of CBD were observed in subjects with moderate or severe hepatic impairment (AUC ≈ 2.5- to 5-fold higher than in subjects with normal hepatic function). An increase in the unbound fraction (Fu) of CBD was observed with increasing severity of hepatic impairment, specificallyin the moderate and severe groups (Fu was 9.42% and 11.69% in the moderate and severe hepatic impairment groups, respectively, compared with 6.98% in the normal hepatic function group). A similar trend, though of smaller magnitude, was seen for the metabolites. PK parameters for total CBD and metabolites in subjects with renal impairment The degree of renal impairment had no important effect on the plasma PK of CBD, 6-OH-CBD, 7-OH-CBD, and 7-COOH-CBD as indicated by Cmax and AUC(0-∞). Renal impairment had no significant effect on geometric mean ratios of CL/F for CBD and time to maximum concentration for CBD and metabolites. The Fu of CBD and its metabolites was unaffected by the degree of renal impairment. SAFETY RESULTS Adverse events (AEs) in subjects with hepatic or renal impairment In subjects with moderate or severe hepatic impairment, elevated concentrations of CBD, 6-OH-CBD, and 7-OH-CBD were not associated with increased incidence or severity of AEs compared with subjects with normal hepatic function given the same dose of CBD. No subjects were withdrawn due to AEs and no serious AEs or deaths were reported during the trial among subjects with hepatic impairment. Increasing severity of renal impairment had no effect on the frequency or severity of AEs among subjects with impaired renal function compared with subjects with normal renal function given the same dose of CBD. All AEs were of mild severity, and no serious AEs, AEs of special interest, deaths, or pregnancies leading to CBD discontinuation were observed in the trial among subjects with renal impairment. METHODS In the trial assessing the effect of hepatic impairment on oral CBD PK parameters and safety, subjects were assigned to 1 of 4 groups based on the Child-Pugh classification: Group 1: Mild hepatic impairment (Child-Pugh score of 5-6 points) Group 2: Moderate hepatic impairment (Child-Pugh score of 7-9 points) Group 3: Severe hepatic impairment (Child-Pugh score of 10-15 points) Group 4: Normal hepatic function In the trial assessing the effect of renal impairment on oral CBD PK parameters and safety, subjects were assigned to 1 of 4 groups based on the estimated creatinine clearance (CLcr) at screening: Group 1: Mild renal impairment (CLcr 50-80 mL/min) Group 2: Moderate renal impairment (CLcr 30 to <50 mL/min) Group 3: Severe renal impairment (CLcr <30 mL/min; subjects requiring dialysis were not enrolled) Group 4: Normal renal function (CLcr >80 mL/min) and judged to be healthy by the principal investigator Subjects with normal renal function and subjects with renal impairment were matched with respect to sex, age, and body mass index (BMI). Inclusion criteria for both trials: Aged 18-75 years and with a BMI 18.0-35.0 kg/m2 Additional inclusion criteria for subjects with renal impairment: Serum creatinine level variations ≤ 30% from the screening day to the day of product administration, with no expectation of a change in the degree of renal impairment during the next 3 months; subjects with diabetes mellitus could be included, provided the investigator deemed the diabetes well controlled. PK assessments: Blood samples were collected 30 minutes before dosing and after 1, 1.5, 2, 2.5, 3, 4, 5, 6, 7, 8, 9, 10, 12, 24, 36, and 48 hours in subjects with renal impairment and after 0.25, 0.5, 0.75, 1, 1.5, 2.5, 3, 4, 5, 6, 7, 8, 9, 10, 12, 24, 36, and 48 hours in subjects with hepatic impairment. Safety assessments for both trials: Incidence of AEs and use of concomitant medications; ratiosofCL/FforCBDandtimeto safety laboratory analyses, including biochemistry, hematology, coagulation, and urinalysis; 12-lead electrocardiogram; measurement of vital signs, including supine systolic and diastolic blood pressures, pulse rate, respiratory rate, and body temperature; and physical examination. Acknowledgment: PRA Health Sciences–Early Development Services, Patient Pharmacological Services, Strasse des 17. Juni 106-108 10623 Berlin, Germany. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Medical writing and editorial support was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. GB has consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; BT and GM are employees of GW Research Ltd, and KVL is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). Neurology. 2017;89(8):e98-e104. 2. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE4). Neurology. 2017;88(16 suppl):S21.001. 3. Devinsky O et al. Trial of cannabidiol for drug-resistant seizures in the Dravet syndrome.N Engl J Med. 2017;376;2011-20. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: EudraCT No. 2015-002122-39 for trial with renal-impaired subjects; EudraCT No. 2015-002121-19 for trial with hepatic-impaired subjects. Presented: Greenwich Biosciences Scientific Exhibit at the American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster • Scan the QR code or • Visit www.gwqrcodes.com/587937 Charges may apply. No personal information is stored.

Single Therapeutic and Supratherapeutic Doses of Cannabidiol Do Not Significantly Affect Heart Rate Corrected QT Interval Kevan VanLandingham, MD, PhD1 | Robert Kleiman, MD2 | Bola Tayo, MBBS3 | Graham Blakey, PhD4 | Gilmour Morrison3 1Greenwich Biosciences, Research Triangle Park, NC, USA; 2ERT Clinical, Philadelphia, PA, USA; 3GW Research Ltd, Cambridge, UK; 4consult2deliver, Nottingham, UK SUMMARY Single therapeutic and supratherapeutic doses of cannabidiol (CBD) had no effect on cardiac repolarization; the upper bound of the 90% confidence interval (CI) for QTcF for CBD was <10 ms at all time points. Slopes for placebo (PBO)-corrected ΔΔQTcF vs CBD and its major metabolites suggested no change with increasing exposure. CBD had no effect on heart rate (HR) and PR and QRS interval duration, QTc, or other electrocardiographic (ECG) parameters. All treatment-emergent adverse events (AEs) were of mild or moderate severity; there were no deaths or other serious adverse events. Safety profile was consistent with the established CBD safety profile. PR interval=period measured in ms that extends from the beginning of the P wave until the beginning of the QRS complex. QRS interval=duration of the QRS complex. QT interval=measure of the time between the start of the Q wave and the end of the T wave in the heart’s electrical cycle. QTc=QT interval corrected for HR. QTcF=QT interval corrected for HR using the Fridericia correction method. ΔΔQTcF=time-matched change from baseline in QTc, PBO-adjusted QTcF. INTRODUCTION ▪ Preclinical evidence supports the use of cannabinoids for epilepsy treatment; a pharmaceutical formulation of CBD is being investigated for adjunctive treatment of Lennox-Gastaut syndrome and Dravet syndrome and has shown positive results.1-4 ▪ Previous trials have not suggested an effect of CBD on cardiac repolarization; however, a formal assessment has not been conducted. ▪ The primary objective of this study was to assess the effect of single therapeutic and supratherapeutic CBD doses on the QTc interval, relative to PBO, utilizing moxifloxacin (MOX) as a positive control. Patient disposition and baseline demographics a Enrolled (N=50) Completed treatment period 1 (n=50) Completed treatment period 2 (n=49) Completed treatment period 3 (n=48) Completed treatment period 4 (n=48) Withdrew (n=1) Subject withdrawal (n=1) Withdrew (n=1) Adverse event (n=1) aSafety set. PD=pharmacodynamics. PK=pharmacokinetics. Completed (n=48) Randomized set (n=50) Safety set (n=50) PD set (n=50) PK set (n=49) PBO MOX 400 mg CBD 750 mg CBD 4500 mg All subjects (n=50) (n=50) (n=49) (n=48) (N=50) Male, n (%) 22 (44.0) 22 (44.0) 22 (44.9) 22 (45.8) 22 (44.0) White, n (%) 48 (96.0) 48 (96.0) 47 (95.9) 46 (95.8) 48 (96.0) Age, y (SD) 33.1 (11.2) 33.1 (11.2) 33.3 (11.2) 33.4 (11.3) 33.1 (11.2) Weight, kg (SD) 74.58 (14.65) 74.58 (14.65) 74.53 (14.80) 74.88 (14.75) 74.58 (14.65) BMI (kg/m2) 24.14 (3.31) 24.14 (3.31) 24.06 (3.30) 24.12 (3.30) 24.14 (3.31) BMI=body mass index; SD=standard deviation. RESULTS Time-matched results for QTcFa (PD setb) CBD 750 mg CBD 4500 mg MOX 400 mg 10 -5 0 5 10 15 20 30 min 1 hr 2 hr 3 hr 4 hr 5 hr 6 hr 8 hr 12 hr 18 hr 23 hr PBO-corrected change from baseline (CFB) – QTcF interval (ms) Time (not to scale) aMean (±90% CI) PBO-corrected CFB in QTcF (PD set). bPD set was all randomized subjects who received ≥1 dose of CBD and had ≥1 predose baseline ECG and 1 on-treatment postdose ECG within the same treatment group. In addition, for the PK-PD analysis, time-matched plasma concentration data were also necessary. CBD had no effect on cardiac repolarization based on any ECG parameter; the upper bounds of the 90% CIs for QTcF for CBD were <10 ms at all time points. Expected change in QTc duration observed in the MOX group validated the trial; PBO-corrected, time-matched CFB in the primary endpoint (QTcF) for MOX was >5 ms at all 11 time points, and all but the 23-hour upper bound of the 90% CIs exceeded 10 ms. The time-averaged CFB was within 3.5 ms for QTcF in the PBO group, demonstrating good control of background variability. Relat ionship between plasma concent rat ion of CBD and Δ Δ QTcF using mixed -effects model regression (PD Set) a 50 40 30 20 10 0 -10 -20 -30 -40 0 500 1000 1500 2000 2500 3000 CBD plasma concentration (ng/mL) PBO-corrected CFB QTcF (ms) A 6-fold increase in dose (750 to 4500 mg) resulted in a 1.6-fold increase in Cmax, AUC(0-t), and AUC(0-∞), probably reflecting saturation in absorption at supratherapeutic dose levels aThe exposure-response plot represents 49 subjects in whom both PK and corresponding PD data were available. AUC(0-t)=area under the concentration-time curve calculated to the last observable concentration at time t. AUC(0-∞)=area under the concentration-time curve from administration/time zero to infinity. Cmax=maximum measured plasma concentration. Time-averaged mean CFB in QT and non -QT interval ECG parameters (PD set) 10 -20 -15 -10 -5 0 5 CBD 750 mg (n=49) CBD 4500 mg (n=48) MOX 400 mg (n=50) PBO (n=49) BPM=beats per minute. There was no effect on either HR, atrioventricular conduction, or cardiac depolarization as measured by the PR and QRS interval durations, respectively. Summary of adverse events (AEs) a Number of subjects who experienced AEs MOX CBD CBD Total PBO 400 mg 750 mg 4500 mg Active Total Event, n (%) (n=50) (n=50) (n=49) (n=48) CBD (n=49) (N=50) Subjects with AEs (all 23 21 29 38 44 46 severities) (46.0) (42.0) (59.2) (79.2) (89.8) (92.0) Subjects with mild 22 20 27 36 40 40 AEsb (44.0) (40.0) (55.1) (75.0) (81.6) (80.0) Subjects with 1 1 2 2 4 6 moderate AEsb (2.0) (2.0) (4.1) (4.2) (8.2) (12.0) Subjects with 18 10 19 35 39 40 treatment-related (36.0) (20.0) (38.8) (72.9) (79.6) (80.0) AEs (all severities) Subjects with mild 18 10 18 33 36 37 treatment-related (36.0) (20.0) (36.7) (68.8) (73.5) (74.0) AEsb Subjects with moderate 1 2 3 3 0 0 treatment-related (2.0) (4.2) (6.1) (6.0) AEsb Subjects 1 1 discontinued trial 0 0 0 0 (2.0) (2.0) medication due to AE aBy safety set, including all subjects who received at least 1 dose of CBD. bOnly the highest severity that a subject experienced within the relationship (all or related) and within the treatment was counted. Overall, 92% of patients reported an AE; none was serious. Diarrhea, headache, and nausea were the most common AEs. Two subjects withdrew from the study; 1 to take a new job (after receiving single doses of MOX and PBO); 1 due to an AE of flu-like symptoms (after receiving single doses of CBD 750 mg, MOX, and PBO). There were no deaths. METHODS Randomized, double-blind, PBO- and positive-controlled 4-way crossover study in healthy adults. Under fasted conditions, all subjects received 4 single dose treatments during 4 different treatment periods (minimum 10-day washout): 750 mg CBD (therapeutic); 4500 mg CBD (supratherapeutic); 400 mg MOX (positive control); PBO. Subjects were randomized to 1 of 12 treatment sequences, administered over 4 periods. Plasma PK parameters were estimated using noncompartmental analysis; PK-PD analyses used linear mixed-effects modeling. ΔΔQTcF, AEs, clinical laboratory tests, vital signs, 12-lead ECG, and physical examination were conducted for safety analyses. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Round Hill Partners and funded by Greenwich Biosciences, Inc. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. RK and GB have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; BT and GM are employees of GW Research Ltd, and KVL is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any use in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Devinsky O et al. Cannabidiol: pharmacology and potential therapeutic role in epilepsy and other neuropsychiatric disorders. Epilepsia. 2014;55(6):791-802. 2. Devinsky O et al. Trial of cannabidiol for drug-resistant seizures in the Dravet syndrome. N Engl J Med. 2017;376;2011-20. 3. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE4). Neurology. 2017;88(16suppl):S21.001. 4. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). Neurology. 2017;89(8):e98-e104. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: Eudra 2015-003595-80 Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster: Scan the QR code OR Visit www.gwqrcodes.com/512598 Charges may apply. No personal information is stored.

Assessment of the Abuse Potential of Cannabidiol in Recreational Polydrug Users: A Randomized, Double-Blind, Controlled Trial Kenneth Sommerville1 | Tilden Etges2 | Isabella Szeto3 | Beatrice Setnik3 | Catherine Mills3 | Kerri Schoedel4 | Naama Levy-Cooperman4 | Edward Sellers5 1Greenwich Biosciences, Inc., Carlsbad, CA, USA; 2GW Research Ltd, Cambridge, UK; 3INC Research, Raleigh, NC, USA; 4Altreos Research Partners, Toronto, ON, Canada 5University of Toronto, Toronto, ON, Canada SUMMARY Administration of 750 mg purified cannabidiol (CBD), a therapeutic dose, showed no significant or consistent abuse potential in a highly sensitive population of recreational polydrug users. High and supratherapeutic doses of CBD (1500 mg and 4500 mg, respectively) had detectable subjective effects; however, these were reported significantly less often when compared with positive controls, alprazolam (ALP) and 2 doses of dronabinol (DRO), and were not considered clinically significant. Use of CBD was not associated with cognitive or psychomotor impairment over a range of doses up to a supratherapeutic dose. All 3 doses of CBD were well tolerated, and few abuse-related adverse events (AEs) were observed, suggesting a low abuse potential for CBD. INTRODUCTION Treatment with purified oral CBD, which is currently a schedule I drug, demonstrated low rates of central nervous system (CNS) - related AEs in phase 2 and 3 trials; however, it remains important to test for human abuse liability.1-3 The primary objective of this trial was to evaluate the abuse potential of CBD compared with known drugs of abuse (ALP, a benzodiazepine [schedule IV] and DRO, a synthetic tetrahydrocannabinol [schedule III]) and placebo in healthy recreational polydrug users. Study design Screening Screening visit phase ALP 2 mg Qualification Washout 48 hours Minimum 8 days of phase* DRO 20 mg washout between N=95 qualification and Washout 48 hours treatment phases Placebo CBD 750 mg CBD 1500 mg CBD 4500 mg Minimum 8 days of Treatment washout between each phase* ALP 2 mg treatment N=43 DRO 10 mg DRO 30 mg Placebo Follow-up 8 to 14 days after last Follow-up visit drug administration Completed study Analyses Safety analysis PD analysis n=43 n=35 Each subject received each treatment but was randomized to receive 1 of 14 different treatment sequences. *Randomized, double-blind, crossover design. PD=pharmacodynamic. PHARMACODYNAMIC RESULTS Demographics and recreational drug use history Subjects were primarily male and white (72% for both) with mean age of 37.7±8.9 years. All subjects had a history of cannabinoid and CNS depressant use, as well as experience with other drugs of abuse (eg, opioids [91%], stimulants [79%], and hallucinogens [49%]). Effect on subjective pharmacodynamic measures Drug-liking VAS (primary endpoint) At this moment, my liking for this drug is… 100 90 80 70 60 50 40 30 20 10 0 Drug-liking VAS (0-100), mean 0 1 2 3 4 5 6 8 10 12 Scheduled time point (hr) “High” scores At this moment, I feel high 100 90 80 70 60 50 40 30 20 10 0 High VAS (0-100), mean 100 0 Extremely Not at all 0 1 2 3 4 5 6 8 10 12 Scheduled time point (hr) “Stoned” scores 100 90 80 70 60 50 40 30 20 10 0 0 1 2 3 4 5 6 8 10 12 Stoned VAS (0-100), mean Scheduled time point (hr) 100 0 Extremely Not at all Take drug again VAS I would take this drug again 100 80 60 40 20 0 TDA VAS (0-100), mean Scheduled 12 hr time point 100 0 Definitely Definitely not CBD 750 mg CBD 1500 mg CBD 4500 mg ALP 2 mg DRO 10 mg DRO 30 mg Placebo VAS=visual analog scale; TDA=take drug again Measure of maximum effect on the drug -liking Subjects treated with ALP and DRO reported significantly higher peak drug-liking (p<0.0001) compared with placebo, confirming study validity. Compared with placebo, VAS ratings for drug-liking were not significantly different for subjects taking 750 mg CBD (p=0.51). Drug-liking scores for subjects taking 1500 mg and 4500 mg of CBD were significantly different from placebo (p=0.04 and 0.002, respectively); however, the differences were <10 points on VAS compared with >18 points difference between positive controls and placebo. Subjects treated with ALP and DRO reported significantly higher drug-liking compared with 750 mg (p<0.0001), 1500 mg (p<0.0001), and 4500 mg (p≤0.003) of CBD. Measures of willingness to TDA and tests of cognition Subjects treated with ALP and DRO reported significantly greater willingness to TDA compared with 750 mg, 1500 mg, and 4500 mg of CBD (p≤0.0012). ALP was associated with considerable cognitive impairments on the Digit Symbol Substitution Test (DSST), Hopkins Verbal Learning Test-Revised (HVLT-R), and Divided Attention Test (DAT). ▪ DRO was associated with modest cognitive impairments on the DSST and DAT. ▪ CBD administration had no observed effect on the cognitive tests. SAFETY RESULTS Summary of AEs in safety analysis population PBO ALP 2 mg DRO 10 mg DRO 30 mg CBD 750 mg CBD 1500 mg CBD 4500 mg (n=37) (n=40) (n=39) (n=40) (n=38) (n=39) (n=40) n (%) n (%) n (%) n (%) n (%) n (%) n (%) All-causality AEs 16 (43.2) 40 (100) 28 (71.8) 39 (97.5) 18 (47.4) 25 (64.1) 26 (65.0) All-causality AEs leading 0 0 0 2 (5.0) 0 1 (2.6) 2 (5.0) to discontinuation Treatment-related AEs 0 0 0 2 (5.0) 0 1 (2.6) 1 (2.5) leading to discontinuation All-causality AEs reported in ≥10% of participants Somnolence 8 (21.6) 35 (87.5) 14 (35.9) 22 (55.0) 9 (23.7) 12 (30.8) 12 (30.0) Headache 3 (8.1) 2 (5.0) 5 (12.8) 4 (10.0) 5 (13.2) 8 (20.5) 4 (10.0) Dizziness 0 4 (10.0) 2 (5.1) 3 (7.5) 0 0 1 (2.5) Nausea 4 (10.8) 1 (2.5) 7 (17.9) 7 (17.5) 2 (5.3) 4 (10.3) 3 (7.5) Diarrhea 0 0 2 (5.1) 0 1 (2.6) 4 (10.3) 8 (20.0) Dry mouth 0 0 3 (7.7) 8 (20.0) 1 (2.6) 1 (2.6) 1 (2.5) Abdominal pain 0 0 2 (5.1) 1 (2.5) 0 1 (2.6) 4 (10.0) Euphoric mood 0 3 (7.5) 12 (30.8) 25 (62.5) 2 (5.3) 2 (5.1) 3 (7.5) Fatigue 2 (5.4) 7 (17.5) 3 (7.7) 5 (12.5) 2 (5.3) 2 (5.1) 2 (5.0) Feeling of relaxation 1 (2.7) 5 (12.5) 0 2 (5.0) 0 1 (2.6) 2 (5.0) Sinus tachycardia 0 1 (2.5) 4 (10.3) 10 (25.0) 0 2 (5.1) 0 PBO=placebo. No serious AEs or deaths were reported. The majority of AEs were of mild or moderate severity. METHODS This was a single-site, single-dose, randomized, double-blind, double-dummy, placebo- and active-controlled crossover trial. The abuse potential of single oral doses of plant-derived pharmaceutical formulations of purified CBD (750, 1500, and 4500 mg) was compared with that of single oral doses of ALP (2 mg), DRO (10 mg and 30 mg), and placebo in healthy recreational polydrug users. The primary measure to assess abuse potential (ie, the maximum effect on drug-liking) was measured before dosing and at scheduled times between 0.5 to 12 hours post dose and presented on a bipolar 0-100 VAS. Secondary measures included assessment of global effects, such as TDA, and positive effects, such as feeling high and stoned, measured on a 0-100 VAS. Cognitive and psychomotor functions were measured using DSST, HVLT-R, and DAT. Standard safety measures and AEs were assessed. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. NL-C, KS, and BS have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; CM and ES have no relevant disclosures; TE is an employee of GW Research Ltd; and KS is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Devinsky O et al. Trial of cannabidiol for drug-resistant seizures in the Dravet syndrome. N Engl J Med. 2017;376;2011-20. 2. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE 3). Neurology. 2017;89(8):e98-e104. 3. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE4). Neurology. 2017;88(16):suppl S21.001. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: Health Canada Control Number: 188004 Presented: Greenwich Biosciences Scientific Exhibit at the American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster: Scan the QR code or Visit www.gwqrcodes.com/728367 Charges may apply. No personal information is stored.

Bidirectional Drug-Drug Interaction with Coadministration of Cannabidiol and Clobazam in a Phase 1 Healthy Volunteer Trial Kenneth Sommerville1 | Julie Crockett2 | Graham Blakey3 | Gilmour Morrison2 1Greenwich Biosciences, Carlsbad, CA, USA; 2GW Research Ltd, Cambridge, UK; 3consult2deliver, Nottingham, UK. SUMMARY In a phase 1 repeated-dose study in healthy volunteers to investigate possible drug-drug interactions (DDI) between clobazam (CLB) and cannabidiol (CBD): • There was no important increase of CLB exposure when CBD (750 mg twice daily [b.i.d.]) was combined with CLB (5 mg b.i.d.). However, there was a notable increase in its active metabolite N-desmethylclobazam (N-CLB) of 3.4-fold for both Cmax and AUC tau , likely mediated by CYP2C19 inhibition. • When CLB was combined with CBD, there was an increase in exposure to the active metabolite 7-OH-CBD (Cmax: 1.7-fold; AUCtau: 1.5-fold), possibly mediated by inhibition of UDP-glucuronosyltransferases (UGTs) and/or CYP2D6. • The majority of adverse events (AEs) were rated as mild or moderate; 3 subjects had discontinued CBD due to AEs (all in the group with CLB added to CBD). These data show a bidirectional interaction between CLB and CBD leading to increases in exposure to the active metabolites of both compounds. INTRODUCTION A pharmaceutical formulation of purified CBD is being developed for add-on treatment of rare, childhood-onset epilepsies, including Lennox-Gastaut syndrome and Dravet syndrome. CLB is a common therapy in these indications so it is important to consider possible DDIs. Table 1 summarizes the cytochrome P450 (CYP) enzymes implicated in the metabolism of CBD1,2 and CLB3,4 and the known modulatory effects of CBD and CLB (and their metabolites) on CYP isoforms.1,4-7 CBD can also undergo direct conjugation by UGTs (UGT1A7, UGT2B7, and UGT2B9)1,8, and N-CLB is a weak UGT inhibitor.4 Taken together, these data suggest there is potential for a bidirectional DDI. Table 1. Key CYP450 enzymes in CBD and CLB metabolism1-8 CBD 7-OH-CBD CLB N-CLB Substrate CYP3A4 Inducer Inhibitor Substrate CYP2C19 Inhibitor Substrate CYP2D6 Inhibitor Important/strong Moderate Minor/weak RESULTS Figure 1. Geometric mean and individual subject pharmacokinetic (PK) parameters A: Group 1 Cmax: maximum measured plasma concentration; AUCtau: area under the curve within a dosing interval, tau. Analyte: CLB 0 1000 2000 3000 4000 5000 - CBD + CBD AUC tau (h*ng/mL) 0 100 200 300 400 500 - CBD + CBD Analyte: N-CLB 0 400 800 1200 1600 2000 0 4000 8000 12000 1600 - CBD + CBD Group 1: When CBD was administered concomitantly with CLB at steady state, there was a minor increase in the CLB geometric mean Cmax and AUCtau (Figure 1A/Table 2), but increases did not occur in all subjects (Figure 1A). However, there was a significant increase in N-CLB geometric mean Cmax and AUCtau (Figure 1A/Table 2), with increases observed in all subjects (Figure 1A). B: Group 2 0 500 1000 1500 2000 2500 0 1000 2000 4000 6000 8000 10000 - CLB + CLB AUC tau (h*ng/mL) C max (ng/mL) Analyte: 7-OH-CBD 0 200 400 600 800 1000 0 1000 2000 3000 4000 5000 - CLB + CLB Analyte: 7-COOH-CBD 0 5000 10000 15000 20000 25000 30000 0 50000 100000 150000 200000 250000 300000 - CLB + CLB Group 2: When CLB was administered concomitantly with CBD at steady state, there was no important increase in CBD or 7-COOH-CBD geometric mean Cmax and AUCtau (Figure 1B/Table 2). In contrast, 7-OH-CBD geometric mean Cmax and AUCtau increased (Figure 1B/Table 2), with increases observed in all subjects (Figure 1B). Table 2. Geometric mean treatment ratios for Cmax and AUCtau Cmax AUCtau Group 1 (n=12) ratio CLB+CBD:CLB alone (90% CI) CLB 1.20 (1.05-1.38) 1.21 (1.05-1.39) N-CLB 3.39 (2.61-4.39) 3.38 (2.62-4.36) Group 2 (n=15) ratio CBD+CLB:CBD alone (90% CI) CBD 1.34 (0.93-1.95) 1.30 (1.00-1.70) 7-OH-CBD 1.73 (1.36-2.20) 1.47 (1.26-1.70) 7-COOH-CBD 1.35 (1.12-1.63) 1.31 (1.04-1.64) Table 3. New AEs after each treatment experienced by ≥ 2 subjects/group Group 1 (n=12) Group 2 (n=15) CLB alone CLB+CBD CBD alone CBD+CLB n (%) All-causality AEs 10 (83.3) 10 (83.3) 12 (80.0) 11 (73.3) MedDRA preferred term Headache 5 (41.7) 2 (16.7) 4 (26.7) 5 (33.3) Fatigue 6 (50.0) 1 (8.3) 5 (33.3) 3 (20.0) Nausea 0 2 (16.7) 5 (33.3) 3 (20.0) Abdominal pain 1 (8.3) 1 (8.3) 5 (33.3) 1 (6.7) Diarrhea 0 2 (16.7) 4 (26.7) 2 (13.3) Somnolence 1 (8.3) 0 3 (20.0) 1 (6.7) Nasopharyngitis 0 2 (16.7) 0 3 (20.0) Abdominal distention 0 0 2 (13.3) 1 (6.7) Constipation 0 0 2 (13.3) 0 Rash papular 0 0 0 2 (13.3) Overall, 24 (88.9%) subjects experienced at least 1 AE. There were 3 withdrawals due to AEs: 2 rash-related AEs and 1 intermittent first degree atrioventricular (AV) block, all in group 2; the rashes had no mucosal involvement and resolved, and the AV block first degree was still present on the follow-up ECG. Headache was the most common all-causality AE overall and similar between groups. After adjustments and an amendment were added to the protocol, no other rashes occurred. METHODS ▪▪In group 1 (n=12), the effect of multiple dose (7-14 days) administration of CBD on steady-state plasma concentrations of CLB (and N-CLB) in healthy adult subjects was investigated. In group 2 (n=15), the effect of multiple dose (21 days) administration of CLB on steady-state plasma concentrations of CBD (and its metabolites) in healthy adult subjects was investigated. In both groups, dosage regimens were 750 mg CBD b.i.d. and 5 mg CLB b.i.d. The design used an initial single dose of the victim drug with PK measures as a baseline. This was followed by multiple doses of victim and perpetrator to examine any interaction at steady state. For this exploratory trial, no calculations of statistical power were made. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Rachel L. Brown, Abingdon, VA, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. GB has consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; KS is an employee of Greenwich Biosciences; and JC and GM are employees of GW Research Ltd. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. GW Pharmaceuticals, unpublished data. 2. Jiang R et al.Life Sci. 2011; 89:165-70. 3. Walzer M et al. Pharmacotherapy. 2012; 32:340-53. 4. ONFI® (clobazam) [prescribing information]. Deerfield, IL: Lundbeck; 2017. 5. Jiang R et al. Drug Metab Pharmacokinet. 2013;28:332-8. 6. Yamaori S et al. Life Sci. 2011;88:730-6. 7. Bornheim LM et al. Biochem Pharmacol. 1994;48:161-71. 8. Mazur A et al. Drug Metab Dispos. 2009:37:1496-1504. Clinical Trial ID: EudraCT No. 2015-002659-80 Contact Information: medinfo@greenwichbiosciences.com Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017. To obtain a PDF of this poster • Scan the QR code or Visit www.GWQRcodes.com/339322 Charges may apply. No personal information is stored.

Cannabidiol Significantly Reduces Drop Seizure Frequency in Lennox-Gastaut Syndrome: Efficacy and Safety Results from 2 Randomized, Controlled Trials SUMMARY In this pooled analysis of 2 randomized, controlled trials of add-on cannabidiol (CBD) treatment in patients with Lennox-Gastaut syndrome (LGS): • CBD treatment resulted in significantly greater reductions in drop and total seizure frequency and higher drop seizure responder rates vs placebo for both the 10 mg/kg/d and pooled 20 mg/kg/d groups. • More patients/caregivers in the CBD treatment groups vs placebo reported improvement in overall condition as measured on the Subject/Caregiver Global Impression of Change (S/CGIC) scale. • Although adverse events (AEs) were more frequent in patients receiving CBD than those receiving placebo, treatment was generally well tolerated with few discontinuations and a safety profile similar to that observed in previous trials of CBD. • Dose-related elevations in transaminase enzyme levels were observed with CBD treatment, most commonly in patients receiving valproic acid (VPA) and within the first month of treatment. INTRODUCTION ▪ Add-on CBD treatment resulted in greater reductions in drop, non-drop, and total seizures vs placebo and was generally well tolerated in patients with LGS enrolled in 2 randomized, doubleblind, placebo-controlled phase 3 trials (GWPCARE3 and GWPCARE4).1,2 ▪ Here we present the key primary and secondary efficacy outcomes and the safety profile from both studies to provide additional insights across the larger population. Pooled patient disposition and demographics Screened (n=493) Screen failures (n=97) Randomized ITT set (N=396) Placebo (n=161) All CBD (n=235) Withdrawn: n=3a • AE: n=2 • By patient/caregiver: n=1 Withdrawn: n=25a • AE: n=13 • Met withdrawal criteria: n=5 • By patient/caregiver: n=2 • By investigator: n=2 • Protocol deviation: n=1 • Other: n=2 Completed treatment (n=158) Completed treatment (n=210) Entered open-label extension 366/368 (99.5% of completers) aWithdrawals are shown by the primary reason reported for each patient. ITT=intention to treat. Parameter Placebo All CBD (n=161) (n=235) Age, y Mean (min, max) 15.3 (2.6, 45.1) 15.6 (2.6, 48.0) Age group, n (%) 2-5 y 21 (13) 28 (12) 6-11 y 51 (32) 75 (32) 12-17 y 38 (24) 58 (25) 18-55 y 51 (32) 74 (31) Sex, n (%) Male 87 (54) 130 (55) Number of failed AEDs Median (min, max) 6 (0, 28) 6 (0, 21) Number of current AEDs Median (min, max) 3 (1, 5) 3 (0, 5) Current AEDs (>20%), n (%) Clobazam 79 (49) 115 (49) Valproic acid 63 (39) 91 (39) Lamotrigine 56 (35) 75 (32) Levetiracetam 58 (36) 69 (29) Rufinamide 41 (25) 70 (30) AED=antiepileptic drug. EFFICACY RESULTS Percent reduction from baseline in drop seizure frequency A | CBD 10 mg/kg/d 0 10 20 30 40 50 60 70 PBO (n=76) CBD 10 mg/kg/d (n=73) p=0.0016 17.2 37.2 18.7 40.0 p=0.0033 Median% reduction/28 days Treatment Period (Primary) Maintenance Period PBO=placebo. B | Pooled CBD 20 mg/kg/d 0 10 20 30 40 50 60 70 PBO (n=161) CBD 20 mg/kg/d (n=162) p=0.0002a 20.1 42.8 p=0.0002a 19.6 48.0 Treatment Period (Primary) Maintenance Period a Nominal p value. Percent reduction from baseline in total seizure frequency A | CBD 10 mg/kg/d 0 10 20 30 40 50 60 70 PBO (n=76) CBD 10 mg/kg/d (n=73) Median% reduction/28 days p=0.0015 18.5 36.4 p=0.0026 23.1 40.0 Treatment Period (Primary) Maintenance Period B | Pooled CBD 20 mg/kg/d 0 10 20 30 40 50 60 70 PBO (n=161) CBD 20 mg/kg/d (n=162) p<0.0001a 17.0 38.7 p<0.0001a 17.0 44.0 Treatment Period (Primary) Maintenance Period a Nominal p value. In both the CBD 10 mg/kg/d group and CBD 20 mg/kg/d groups, CBD produced greater reductions in monthly drop seizure and total seizure frequency vs placebo. Drop seizure responder rates during the treatment period A | CBD 10 mg/kg/d PBO (n=76) CBD 10 mg/kg/d (n=73) 0 10 20 30 40 50 60 70 p=0.0030 14 36 p=0.0453 3 11 Responders (%) ≥50% ≥75% B | Pooled CBD 20 mg/kg/d PBO (n=161) CBD 20 mg/kg/d (n=162) 0 10 20 30 40 50 60 70 p<0.0001a 19 42 p<0.0001a 6 22 ≥50% ≥75% aNominal p value. During the maintenance period, drop seizure freedom was achieved by 3 patients (4%) in the CBD 10 mg/kg/d group, 10 (6%) in the CBD 20/mg/kg/d groups, and 1 (<1%) in the PBO groups. Ratings from the S/CGIC scale ▪ In both studies, 60% of patients/caregivers in the CBD groups reported improvement in overall condition as measured by the S/CGIC vs 39% in the placebo groups. Anup D. Patel1 | Angus Wilfong2 | Charuta Joshi3 | Sameer Zuberi4 | Antonio Gil-Nagel5 | Claire Roberts6 | Kevan VanLandingham7 1Nationwide Children’s Hospital, Columbus, OH, USA; 2Barrow Neurological Institute, Phoenix Children’s Hospital, Phoenix, AZ, USA; 3Children’s Hospital Colorado, Aurora, CO, USA; 4The Paediatric Neurosciences Research Group, Royal Hospital for Children, Glasgow, Scotland; 5Department of Neurology, Epilepsy Centre, Hospital Ruber Internacional Madrid, Spain; 6GW Research Ltd, Cambridge, UK; 7Greenwich Biosciences, Research Triangle Park, NC, USA POOLED SAFETY RESULTS AE summary Placebo CBD 10 mg/kg/d CBD 20 mg/kg/d Patients in safety analysis seta (n=161) (n=67) (n=168) All-causality AEs, n (%) 114 (70.8) 56 (83.6) 151 (89.9) Treatment-related AEs, n (%)b 44 (27.3) 19 (28.4) 104 (61.9) AEs leading to withdrawal, n (%)c 2 (1.2) 1 (1.5) 18 (10.7) Serious AEs, n (%) 12 (7.5) 13 (19.4) 33 (19.6) Treatment-related serious AEs, n (%)b 1 (0.6) 2 (3.0) 14 (8.3) AEs reported in >10% of patients, n (%) Somnolence 12 (7.5) 14 (20.9) 38 (22.6) Decreased appetite 8 (5.0) 11 (16.4) 32 (19.0) Diarrhea 13(8.1) 7 (10.4) 28 (16.7) Pyrexia 19 (11.8) 6 (9.0) 21 (12.5) Upper respiratory tract infection 17 (10.6) 11 (16.4) 13 (7.7) Vomiting 23 (14.3) 4 (6.0) 19 (11.3) Status epilepticus 4 (2.5) 7 (10.4) 5 (3.0) aSix patients randomized to CBD 10 mg/kg/d group transiently titrated to CBD 20 mg/kg/d dosage; these patients were included in the CBD 20 mg/kg/d group for safety analyses and in the CBD 10 mg/ kg/d group for the efficacy analyses. bAs determined by investigator assessment. cIncludes all patients with AE listed as 1 of the reasons for withdrawal. ▪ Of patients who reported an AE, 93% in the placebo groups, 89% in the CBD 10 mg/kg/d group, and 83% in the CBD 20 mg/kg/d groups reported the severity as mild or moderate. ▪ AEs leading to treatment discontinuation in >1 patient receiving CBD were increased alanine aminotransferase (ALT) (n=7 [3%]), aspartate aminotransferase (AST) (n=6 [3%]), and γ-glutamyl transferase (n=4 [2%]) levels. No AE led to treatment discontinuation in >1 patient receiving placebo. ▪ One death was reported during the trial (acute respiratory distress syndrome in the CBD 20 mg/kg/d group) and deemed unrelated to treatment by the investigator. Laboratory investigations ▪ Increases in ALT or AST (>3× upper limit of normal) occurred in 3 patients in the CBD 10 mg/kg/d group, 31 in the CBD 20 mg/kg/d groups, and 1 in the PBO groups; 26 (74%) were on VPA. ▪ Most elevations (22/35 [63%]) occurred within 30 days of treatment initiation. ▪ No patient met the standard criteria for drug-induced liver injury (Hy’s Law). ▪ 34 of 35 elevations resolved either spontaneously (in 12 patients, of whom 4 were on VPA), following discontinuation from trial (in 13, of whom 12 were on VPA), or after CBD or AED dose reduction (in 9, of whom 9 were on VPA); 1 patient was lost to follow-up. METHODS ▪ Eligible patients were aged 2-55 years and had a clinical diagnosis of LGS inadequately controlled by ≥1 current AED(s); patients with ≥2 drop seizures per week during the 4-week baseline period were randomized. ▪ Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) as an oral solution at a dose of 10 mg/kg/d (GWPCARE3 only) or 20 mg/kg/d (GWPCARE3 and GWPCARE4) or matched placebo. Trial drug was administered twice daily, with a 2-week titration period followed by a 12-week maintenance period. ▪ Drop seizures were defined as atonic, tonic, or tonic-clonic seizures involving the entire body, trunk, or head that led (or could have led) to a fall, injury, slumping in a chair, or hitting the patient’s head on a surface. ▪ Caregivers recorded seizures daily using an automated interactive voice response system. ▪ Classification of seizure types was confirmed by the Epilepsy Study Consortium. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. ADP, AW, CJ, SZ, and AG-N have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; CR is an employee of GW Research Ltd, and KVL is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). Neurology. 2017:89:e98-e014. 2. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE4). Neurology. 2017;88 (16 suppl):S21.001. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: NCT02224560 (GWPCARE3) and NCT02224690 (GWPCARE4) Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster • Scan the QR code or • Visit www.gwqrcodes.com/866156 Charges may apply. No personal information is stored.

Cannabidiol Treatment Effect and Adverse Events by Time in Patients with Lennox- Gastaut Syndrome: Pooled Results from 2 Randomized, Controlled Trials SUMMARY In this pooled analysis of 2 randomized, controlled trials of add-on cannabidiol (CBD) treatment in patients with Lennox-Gastaut syndrome (LGS): • Reductions in monthly drop and total seizure frequency were greater with both doses (10 mg/kg/d and 20 mg/kg/d) of CBD than with placebo; this treatment difference emerged during the titration period and persisted to the end of treatment. • Onset of adverse events (AEs) for most patients occurred during the titration period or the first 4 weeks of maintenance. • Many AEs resolved within 4 weeks of onset, and the majority resolved during the 14-week study period. INTRODUCTION ▪ Add-on CBD treatment resulted in greater reductions in drop, non-drop, and total seizures vs placebo and was generally well tolerated in patients with LGS enrolled in 2 randomized, doubleblind, placebo-controlled phase 3 trials (GWPCARE3 and GWPCARE4).1,2 ▪ Data from these 2 trials were pooled to assess efficacy during the titration period and each 4-week interval of the maintenance period and the timing of AE onset and resolution. Patient disposition and demographics Screened (n=493) Screen failures (n=97) Randomized ITT set (N=396) Placebo (n=161) All CBD (n=235) Withdrawn: n=3a • AE: n=2 • By patient/caregiver: n=1 Withdrawn: n=25a • AE: n=13 • Met withdrawal criteria: n=5 • By patient/caregiver: n=2 • By investigator: n=2 • Protocol deviation: n=1 • Other: n=2 Completed treatment (n=158) Completed treatment (n=210) Entered open-label extension 366/368 (99.5% of completers) aWithdrawals are shown by the primary reason reported for each patient. ITT=intention to treat. Placebo All CBD Parameter (n=161) (n=235) Age, y Mean (min, max) 15.3 (2.6, 45.1) 15.6 (2.6, 48.0) Age group, n (%) 2-5 y 21 (13) 28 (12) 6-11 y 51 (32) 75 (32) 12-17 y 38 (24) 58 (25) 18-55 y 51 (32) 74 (31) Sex, n (%) Male 87 (54) 130 (55) Number of failed AEDs Median (min, max) 6 (0, 28) 6 (0, 21) Number of current AEDs Median (min, max) 3 (1, 5) 3 (0, 5) Current AEDs (>20%), n (%) Clobazam 79 (49) 115 (49) Valproic acid 63 (39) 91 (39) Lamotrigine 56 (35) 75 (32) Levetiracetam 58 (36) 69 (29) Rufinamide 41 (25) 70 (30) AED=antiepileptic drug. EFFICACY RESULTS Percent reduction from baseline in drop seizure frequency PBO (n=161) CBD 10 mg/kg/d (n=73) CBD 20 mg/kg/d (n=162) Median% reduction/28 days Titration Period 1-4 5-8 9-12 Maintenance Period (weeks) PBO=placebo. Percent reduction from baseline in total seizure frequency PBO (n=161) CBD 10 mg/kg/d (n=73) CBD 20 mg/kg/d (n=162) Median% reduction/28 days Titration Period 1-4 5-8 9-12 Maintenance Period (weeks) ▪ Greater reductions in monthly drop and total seizure frequency were evident during the 2-week titration period and each 4-week interval of the maintenance period for CBD vs placebo. SAFETY RESULTS AE summary Patients in safety analysis seta Placebo CBD 10 mg/kg/d CBD 20 mg/kg/d (n=161) (n=67) (n=168) All-causality AEs, n (%) 114 (70.8) 56 (83.6) 151 (89.9) Treatment-related AEs, n (%)b 44 (27.3) 19 (28.4) 104 (61.9) AEs leading to withdrawal, n (%)c 2 (1.2) 1 (1.5) 18 (10.7) Serious AEs, n (%) 12 (7.5) 13 (19.4) 33 (19.6) Treatment-related serious AEs, n (%)b 1 (0.6) 2 (3.0) 14 (8.3) aSix patients randomized to CBD 10 mg/kg/d group transiently titrated to the CBD 20 mg/kg/d dosage; these patients were included in the CBD 20 mg/kg/d group for safety analyses and in the CBD 10 mg/kg/d group for the efficacy analyses. bAs determined by investigator assessment. cIncludes all patients with AE listed as one of the reasons for withdrawal. Laboratory investigations ▪ Increases in alanine aminotransferase (ALT) and aspartate aminotransferase (AST) levels >3× upper limit of normal occurred in 3 patients in the CBD 10 mg/kg/d group, 31 in the CBD 20 mg/kg/d groups, and 1 in the placebo group; 26 were on valproic acid (see AES 2017 poster 1.291 for more details). Michael Privitera1 | Hari Bhathal2 | Matthew H. Wong3 | J. Helen Cross4 | Elaine C. Wirrell5 | Daniel Checketts6 | Kenneth Sommerville7 1University of Cincinnati Medical Center, Cincinnati, OH, USA; 2Centro Medico Teknon, Epilepsia Russi Institut, Barcelona, Spain; 3Wake Forest School of Medicine, Winston-Salem, NC, USA; 4University College London Great Ormond Street Institute of Child Health, London, UK; 5Mayo Clinic Rochester, MN, USA; 6GW Research Ltd, Cambridge, UK; 7Greenwich Biosciences, Research Triangle Park, NC, USA Proportion of patients with AEs by time to onset PBO (n=161) CBD 10 mg/kg/d (n=67) CBD 20 mg/kg/d (n=168) Patients (%) Titration Period 1-4 5-8 9-12a Maintenance Period (weeks) aOne additional patient in the placebo group first experienced an AE after the 14-week treatment period. Time to resolution for all and most common AEs PBO CBD 10 mg/kg/d CBD 20 mg/kg/d Patients in safety analysis seta (n=161) (n=67) (n=168) All AEs, n (%)b 114 (70.8) 56 (83.6) 151 (89.9) Within 4 weeks 60 (37.3) 22 (32.8) 59 (35.1) >4 weeks 12 (7.5) 10 (14.9) 36 (21.4) Ongoing 42 (26.1) 24 (35.8) 56 (33.3) Somnolence, n (%) 12 (7.5) 14 (20.9) 38 (22.6) Within 4 weeks 8 (5.0) 9 (13.4) 14 (8.3) >4 weeks 3 (1.9) 1 (1.5) 17 (10.1) Ongoing 1 (0.6) 4 (6.0) 7 (4.2) Decreased appetite, n (%) 8 (5.0) 11 (16.4) 32 (19.0) Within 4 weeks 7 (4.3) 3 (4.5) 12 (7.1) >4 weeks 0 4 (6.0) 11 (6.5) Ongoing 1 (0.6) 4 (6.0) 9 (5.4) Diarrhea, n (%) 13 (8.1) 7 (10.4) 28 (16.7) Within 4 weeks 11 (6.8) 6 (9.0) 15 (8.9) >4 weeks 0 1 (1.5) 5 (3.0) Ongoing 2 (1.2) 0 8 (4.8) aSix patients randomized to CBD 10 mg/kg/d group transiently titrated to CBD 20 mg/kg/d dosage; these patients were included in the CBD 20 mg/kg/d group for safety analyses and in the CBD 10 mg/ kg/d group for the efficacy analyses. bFor patients with multiple AEs, the longest time to resolution was used. ▪ In CBD patients with AEs, events resolved within 4 weeks of onset in almost 40% and by end of study in >60%. ▪ In CBD patients with somnolence, events resolved within 4 weeks in 44% and by end of study in 79%. ▪ In CBD patients with decreased appetite, events resolved within 4 weeks in 35% and by end of study in 70%. ▪ In CBD patients with diarrhea, events resolved within 4 weeks in 60% and by end of study in 77%. METHODS ▪ Eligible patients were aged 2-55 years and had a clinical diagnosis of LGS inadequately controlled by ≥1 current AED(s); patients with ≥2 drop seizures per week during the 4-week baseline period were randomized. ▪ Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) as an oral solution at a dose of 10 mg/kg/d (GWPCARE3 only) or 20 mg/kg/d (GWPCARE3 and GWPCARE4) or matched placebo. Trial drug was administered twice daily, with a 2-week titration period followed by a 12-week maintenance period. ▪ Drop seizures were defined as atonic, tonic, or tonic-clonic seizures involving the entire body, trunk, or head that led (or could have led) to a fall, injury, slumping in a chair, or hitting the patient’s head on a surface. ▪ Caregivers recorded seizures daily using an automated interactive voice response system. ▪ Classification of seizure types was confirmed by the Epilepsy Study Consortium. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. MP, HB, MHW, JHC, and ECW have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; DC is an employee of GW Research Ltd; KS is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. Reference: 1. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). Neurology. 2017:89:e98-e014. 2. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE4). Neurology. 2017;88 (16 suppl):S21.001. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: NCT02224560 (GWPCARE3) and NCT02224690 (GWPCARE4) Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster • Scan the QR code or • Visit www.gwqrcodes.com/106195 Charges may apply. No personal information is stored.

Exposure-Response Analysis of Cannabidiol (CBD) for the Treatment of Lennox-Gastaut Syndrome

Gilmour Morrison[1] | Maria Luisa Sardu[2] | Christian Hove Rasmussen[2] | Kenneth Sommerville[3] | Claire Roberts[1] | Graham E. Blakey[4]

[1]GW Research Ltd, Cambridge, UK; [2]Certara Strategic Consulting, Basel, Switzerland; [3]Greenwich Biosciences, Carlsbad, CA, USA; [4]consult2deliver, Nottingham, UK

SUMMARY

- This study assessed whether the efficacy and safety of CBD treatment in patients with Lennox-Gastaut syndrome (LGS) are related to the exposure of CBD or its active metabolite 7-OH-CBD.
- Children and adults with LGS received placebo, 10 mg/kg/d CBD, or 20 mg/kg/d CBD administered as add-on to existing antiepileptic drugs (AEDs).
- There was a significant increase in responder rate with increasing exposure of CBD and its active metabolite 7-OH-CBD.
- Positive correlations with area under the plasma drug concentration-time curve (AUC) were also determined for several adverse events (AEs) for both CBD and 7-OH-CBD.
- Results suggest that the observed reduction in drop seizures and onset of certain adverse events are related to CBD and 7-OH-CBD exposure.

INTRODUCTION

- LGS is a childhood-onset epilepsy characterized by frequent seizures that are often drug resistant.
- Add-on CBD treatment resulted in significantly greater reductions in drop seizures than placebo and was generally well tolerated in patients with LGS enrolled in 2 randomized, double-blind, placebo-controlled phase 3 trials (GWPCARE3 and GWPCARE4).[1,2]
- We examined whether the efficacy (drop seizures) or safety (AEs) observed in GWPCARE3 and GWPCARE4 were related to the exposure of CBD or its active metabolite 7-OH-CBD.

EFFICACY RESULTS

Plots of the responder rate for drop seizures split by AUCs of the analytes


CBD
7–OH–CBD
≥50% responder rate (%)
0
20
40
60
80
100
Time (days)
Upper AUCs
Middle AUCs
Lower AUCs
Placebo

- Reductions in seizures increased with increasing exposure to CBD at steady state.

Logistic regression probability of being a drop seizure responder


CBD logistic regression
7–OH–CBD logistic regression
Probability (≥50% reduction)
0.0
0.2
0.4
0.6
0.8
1.0
AUC CBD (µM·h)
AUC 7–OH–CBD (µM·h)

Solid lines represent predicted probability from logistic regression model and dotted lines represent the 95% confidence interval (CI) of the prediction. Markers represent observed mean responder rates for approximately equally sized groups of patients. Vertical lines represent 95% CIs of observed responder rates.

- A logistic regression analysis of the drop seizure responder rate (patients with ≥50% reduction) revealed a significant ($p<0.01$) positive correlation with the AUC for CBD. Predicted probability of response was in the order of 80% for the highest AUCs.
- The pattern of exposure-response for 7-OH-CBD was similar to that observed for CBD.
- The logistic regression model corresponded well to the overlaid observed data for both CBD and 7-OH-CBD.

Compartmental representation of the base population pharmacokinetic (PK) model


7-COOH-CBD
VM2
7-OH-CBD
VM1
CBD
central
VP1
CBD
peripheral
VP2
$CL_{E\text{-}7\text{-}COOH\text{-}CBD}$
$CL_{F\text{-}7\text{-}COOH\text{-}CBD}$
$CL_{F\text{-}7\text{-}OH\text{-}CBD}$
Q_{12}
Q_{12}
D_1
CL_{10}

CL_{10}=clearance parameter parent; CL_F=formation clearance parameter; CL_E=elimination clearance parameter; D_1=maintenance CBD dose; Q_{12}=inter-compartmental clearance parameter; VM1=volume metabolite 1; VM2=volume metabolite 2; VP1=volume parent 1; VP2=volume parent 2.

- Following oral administration, CBD distributes to both plasma and tissue.
- The population PK model involved linear disposition, with 2 compartments for CBD and 1 compartment for each of the metabolites.
- Model assumes that CBD clears either directly from the central compartment or via metabolization to 7-OH-CBD first, followed by 7-COOH-CBD.

SAFETY RESULTS

Statistical significance for logistic regression correlations between AEs of interest and AUC

	With AE (n)	Without AE (n)	AUC CBD	AUC 7-OH-CBD
ALK >2 x ULN	11	349		
ALT >2 x ULN	44	316	++	++
AST >2 x ULN	23	337	++	++
Diarrhea	43	317	+	
Fatigue	20	340	+	+
GGT >2 x ULN	107	253	+	
Loss of appetite	44	316	++	++
Maculopapular rash (MP)	5	355		
Nausea	9	351		
Rash (non-MP)	19	341	+	+
Somnolence	56	304	++	++

Tested at a 95% confidence level. ++=$p<0.01$ and positive correlation, +=$p<0.05$ and positive correlation.
ALK=alkaline phosphatase; ALT=alanine aminotransferase; AST=aspartate aminotransferase; GGT=gamma-glutamyl transferase; ULN=upper limit of normal.

- For all predefined AEs of interest, with the exception of ALK, MP rash, and nausea, there were significant positive correlations between the derived AUCs of analytes and the probability of the AE occurring.

METHODS

- A total of 360 patients with LGS aged 2 to 55 years from 2 clinical trials (GWPCARE3 and GWPCARE4) were included in the analysis.
- The patients received either placebo, 10 mg/kg/d CBD, or 20 mg/kg/d CBD administered as add-on to existing AEDs. Placebo and CBD were administered in 2 equally divided doses for 14 weeks, including a 2-week titration period.
- Exposure-response plots of the drop seizure frequency change from baseline over time by dose and AUC tertiles of CBD, as well as logistic regressions for the drop seizure responder rate (patients with ≥50% reduction) and AEs were used to determine exposure-response relations.
- Exposure metrics were derived from a previously developed population PK model developed in healthy volunteers and refined using the 2 patient trials.
- A linear population PK model was developed including CBD, its active metabolite 7-OH-CBD, and the metabolism of 7-OH-CBD to the inactive 7-COOH-CBD metabolite.
- To show the performance of the logistic regression model, observed mean responder rates were calculated for approximately equal sized "bins" of the non-zero exposure values and overlaid on the logistic regression model prediction.

Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Barbara Swenson and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. MLS, CHR, and GEB have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; GM and CR are employees of GW Research Ltd, and KVL is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals' formulation of cannabidiol and cannot be extrapolated to other cannabidiol products.

References: 1. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). *Neurology*. 2017; 89(8): e98-e104.
2. French JA et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo controlled trial (GWPCARE4). *Neurology*. 2017;88(16):suppl S21.001.

Contact Information: medinfo@greenwichbiosciences.com.

Clinical Trial ID: NCT02224560 and NCT02224690

Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017.

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.gwqrcodes.com/438401

Charges may apply. No personal information is stored.

Cannabidiol Treatment Responder Analysis in Patients with Lennox-Gastaut Syndrome On and Off Clobazam

Elizabeth A. Thiele[1] | Orrin Devinsky[2] | Daniel Checketts[3] | Volker Knappertz[4]

[1]Massachusetts General Hospital, Boston, MA, USA; [2]NYU Comprehensive Epilepsy Center, New York, NY, USA; [3]GW Research Ltd, Cambridge, UK; [4]Greenwich Biosciences, Inc., Carlsbad, CA, USA

SUMMARY

- Add-on cannabidiol (CBD) treatment of seizures associated with Lennox-Gastaut syndrome (LGS) resulted in clinically meaningful seizure reductions vs add-on placebo, regardless of concomitant use of clobazam (CLB) or valproic acid (VPA).
- Adverse events (AEs) were reported more frequently in patients receiving CBD than in those receiving placebo, with more somnolence observed in patients on vs off CLB.
- This is a post hoc analysis of nonrandomized subgroups, which limits the interpretability and generalizability of these results.

INTRODUCTION

- Randomized, multicenter, double-blind, placebo-controlled trials GWPCARE3 and GWPCARE4 have demonstrated the safety and efficacy of add-on CBD treatment in patients with treatment-resistant LGS.[1,2]
- Due to a bidirectional pharmacokinetic (PK) interaction between CBD and CLB, a pooled post hoc analysis of CBD treatment response and safety outcomes among patients on vs off CLB in the GWPCARE3 and GWPCARE4 trials was conducted.
- Efficacy data by concomitant use of VPA, which is the second most commonly used antiepileptic drug (AED) in these trials and for which there is no known PK interaction, has been included for comparison.

Patient disposition and baseline characteristics

- A total of 396 patients were randomized to placebo (n=161), 10 mg/kg/d CBD (n=73), or 20 mg/kg/d CBD (n=162).
- Of the 396 patients, 194 were on CLB and 202 were off CLB, with a similar proportion of patients on CLB in each treatment group.
- A total of 28 patients discontinued the trial (placebo, n=3; 10 mg/kg/d CBD, n=2; and 20 mg/kg/d CBD, n=23); 14 patients were on CLB and 14 patients were off CLB.

Characteristic	Placebo		CBD 10 mg/kg/d		CBD 20 mg/kg/d	
	On CLB (n=79)	Off CLB (n=82)	On CLB (n=37)	Off CLB (n=36)	On CLB (n=78)	Off CLB (n=84)
Age, mean (min, max), y	12.5 (2.6, 45.1)	18 (2.8, 43.4)	14.7 (4.5, 34.1)	16.2 (2.6, 42.6)	15.2 (2.6, 47.8)	16.2 (2.7, 48.0)
Male, %	53	55	43	68	55	56
In the United States, %	90	70	97	67	90	61
Drop seizures per 28 days, median	80.5	76.5	87.0	80.5	64.9	94.1
Total seizures per 28 days, median	180.3	177.2	150.5	213.3	131.2	219.6
Prior AEDs, median (min, max)	5 (0, 16)	7 (1, 28)	6 (1, 19)	6 (0, 21)	5 (1, 18)	7 (1, 18)
Current AEDs, median (min, max)	3 (1, 5)	3 (1, 4)	3 (1, 5)	3 (1, 4)	3 (1, 5)	3 (0,4)
Previous CLB use, n (%)	–	55 (67)	–	22 (61)	–	58 (69)
Current VPA use, n (%)	24 (30)	39 (48)	7 (19)	20 (56)	22 (28)	42 (50)

- These nonrandomized subgroups demonstrated differences in baseline characteristics.
- CLB doses ranged from 2 to 100 mg/d during the trial; median daily dose was 0.80 mg/kg/d (interquartile range, 0.46 to 1.23).

EFFICACY RESULTS

Drop seizure responder rates during 12-week maintenance period

Placebo vs 10 mg/kg/d CBD


On CLB
Placebo [n=37] (32% on VPA)
10 mg/kg/d [n=37] (19% on VPA)
51 65 19 46 5 16
≥25 OR: 1.97
≥50 4.08
≥75 3.73
On VPA
Placebo [n=30] (40% on CLB)
10 mg/kg/d [n=27] (26% on CLB)
47 63 10 44 3 19
≥25 OR: 1.99
≥50 7.32
≥75 6.68
Off CLB
Placebo [n=39] (46% on VPA)
10 mg/kg/d [n=36] (56% on VPA)
38 64 8 33 3 14
≥25 OR: 2.63
≥50 5.58
≥75 5.68
Off VPA
Placebo [n=46] (54% on CLB)
10 mg/kg/d [n=46] (65% on CLB)
43 65 15 37 4 13
≥25 OR: 2.48
≥50 3.31
≥75 3.31
Patients (%)
Reduction in drop seizure frequency from baseline (%)

Placebo vs 20 mg/kg/d CBD


On CLB
Placebo [n=79] (30% on VPA)
20 mg/kg/d [n=77] (29% on VPA)
51 75 24 57 6 36
≥25 OR: 3.02
≥50 4.36
≥75 9.60
On VPA
Placebo [n=63] (38% on CLB)
20 mg/kg/d [n=64] (34% on CLB)
46 64 11 47 5 28
≥25 OR: 2.17
≥50 7.11
≥75 8.06
Off CLB
Placebo [n=82] (48% on VPA)
20 mg/kg/d [n=84] (50% on VPA)
41 51 13 35 6 14
≥25 OR: 1.48
≥50 3.34
≥75 2.38
Off VPA
Placebo [n=98] (56% on CLB)
20 mg/kg/day [n=97] (57% on CLB)
46 62 23 44 7 23
≥25 OR: 1.88
≥50 2.62
≥75 3.88
Patients (%)
Reduction in drop seizure frequency from baseline (%)

OR=odds ratio.

- The pattern of response observed during the 12-week dose-maintenance period (shown) was similar to that observed during the 14-week treatment period (not shown).

Patients with ≥37 weeks of follow-up achieving ≥50% reduction in drop seizure frequency during the open-label extension


On CLB [n=114] (22% on VPA)
Off CLB* [n=95] (41% on VPA)
61 43 64 51 62 52 58 57
On VPA [n=64] (39% on CLB)
Off VPA* [n=145] (61% on CLB)
55 52 56 59 56 58 58 57
1-12 13-24 25-36 37-48
Weeks
Patients (%)

*Patients "off CLB" had no record of CLB use and patients "off VPA" had no record of VPA use during the open-label extension trial.

SAFETY RESULTS

Adverse events in patients on or off CLB

Patients in safety analysis set,* n (%)	Placebo		CBD 10 mg/kg/d		CBD 20 mg/kg/d	
	On CLB (n=80)	Off CLB (n=81)	On CLB (n=35)	Off CLB (n=32)	On CLB (n=79)	Off CLB (n=89)
All-causality AEs	58 (72.5)	56 (69.1)	31 (88.6)	25 (78.1)	74 (93.7)	77 (86.5)
AEs leading to withdrawal	0	2 (2.5)	1 (2.9)	0	8 (10.1)	4 (4.5)
Serious AEs	6 (7.5)	6 (7.4)	8 (22.9)	5 (15.6)	18 (22.8)	15 (16.9)
AEs reported in ≥10% of CBD patients						
Somnolence	8 (10.0)	4 (4.9)	11 (31.4)	3 (9.4)	24 (30.4)	14 (15.7)
Decreased appetite	4 (5.0)	4 (4.9)	4 (11.4)	7 (21.9)	10 (12.7)	22 (24.7)
Diarrhea	7 (8.8)	6 (7.4)	2 (5.7)	5 (15.6)	9 (11.4)	19 (21.3)
Vomiting	13 (16.3)	10 (12.3)	2 (5.7)	2 (6.3)	7 (8.9)	12 (13.5)
Constipation	4 (5.0)	3 (3.7)	2 (5.7)	1 (3.1)	8 (10.1)	2 (2.2)
Pyrexia	11 (13.8)	8 (9.9)	3 (8.6)	3 (9.4)	14 (17.7)	7 (7.9)
Fatigue	0	4 (4.9)	5 (14.3)	0	7 (8.9)	6 (6.7)

*Six patients randomly assigned to the 10 mg/kg/d CBD group were transiently treated at doses titrated up to 20 mg/kg/d; these patients were included in the 20 mg/kg/d CBD group for the safety analysis and in the 10 mg/kg/d CBD group for the efficacy analysis.

- AEs leading to discontinuation of >1 patient in CBD groups included increased levels of alanine aminotransferase (ALT), aspartate aminotransferase (AST), and γ-glutamyl transferase.
- One death, which was considered unrelated to the study medication, occurred as a result of acute respiratory distress syndrome in the 20 mg/kg/d CBD group; the patient was taking CLB.

Laboratory investigations

- Increases in ALT or AST (>3× upper limit of normal) occurred in 3 patients in the CBD 10 mg/kg/d group, 31 in the CBD 20 mg/kg/d groups, and 1 in the placebo groups; 26 (74%) were on VPA.
- No patient met the standard criteria for drug-induced liver injury (Hy's law).
- 34 of 35 elevations resolved either spontaneously (12; 4 of whom were on VPA), following discontinuation from trial (13; 12 of whom were on VPA), or after CBD/AED dose reduction (9; all of whom were on VPA); 1 patient was lost to follow-up.

METHODS

- Eligible patients were aged 2-55 years and had a clinical diagnosis of LGS inadequately controlled by ≥1 current AED(s); patients with ≥2 drop seizures per week during the 4-week baseline period were randomized.
- Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) in oral solution at a dose of 10 mg/kg/d (GWPCARE3 only) or 20 mg/kg/d (GWPCARE3 and GWPCARE4) or matched placebo. Trial drug was administered twice daily, with a 2-week titration period followed by a 12-week maintenance period.
- Drop seizures were defined as atonic, tonic, or tonic-clonic seizures involving the entire body, trunk, or head that led (or could have led) to a fall, injury, slumping in a chair, or hitting the patient's head on a surface.
- A total of 366 patients from GWPCARE3 and GWPCARE4 entered the open-label extension (GWPCARE5). Patients received up to 30 mg/kg/d of CBD, with a mean modal dose of 22.8 mg/kg/d. A ≥50% responder rate was assessed by CLB and VPA status in the 209 patients who had reached the week 37-48 window at the interim data cut (Nov 3, 2016); of the remaining patients, 67 had withdrawn from treatment and 90 were still ongoing in the trial but had <37 weeks of treatment.

Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. EAT and OD have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; DC is an employee of GW Research Ltd, and VK is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals' formulation of cannabidiol and cannot be extrapolated to other cannabidiol products.

References: 1. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). *Neurology*. 2017;89(8):e98-e104. 2. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo controlled trial (GWPCARE4). *Neurology*. 2017;88(16 suppl):S21.001.

Contact information: medinfo@greenwichbiosciences.com **Clinical Trial ID:** NCT02224560 (GWPCARE3) and NCT02224690 (GWPCARE4)

Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017

To obtain a PDF of this poster
- Scan the QR code or
- Visit www.gwqrcodes.com/419560

Charges may apply. No personal information is stored.

Long-Term Safety and Efficacy of Cannabidiol Treatment in Dravet Syndrome: Results of an Open-Label Extension Trial (GWPCARE5) Orrin Devinksy1 | Rima Nabbout2 | Ian Miller3 | Linda Laux4 Marta Zolnowska5 | Stephen Wright6 | Claire Roberts6 1NYU Comprehensive Epilepsy Center, New York, NY, USA; 2Necker-Enfants Malades Hospital, Paris, France; 3Miami Children’s Hospital, Miami, FL, USA; 4Ann and Robert H. Lurie Children’s Hospital, Chicago, IL, USA; 5Centrum Medyczne Plejady, Krakow, Poland; 6GW Research Ltd, Cambridge, UK SUMMARY In this long-term extension safety and efficacy trial of add-on cannabidiol (CBD) in patients with Dravet syndrome (DS) who rolled over from 2 randomized controlled trials: • Long-term treatment with CBD was generally well tolerated, with a safety profile similar to the 14-week phase 3 trial. • Long-term CBD resulted in sustained reductions in convulsive and total seizure frequency. • Improvements in overall condition were reported by >80% of patients/ caregivers as measured on the Subject/Caregiver Global Impression of Change scale. INTRODUCTION ▪ Add-on CBD produced significant reductions in the frequency of convulsive and total seizures vs add-on placebo and was generally well tolerated in a randomized, double-blind, placebo-controlled trial in patients with DS (GWPCARE1).1 ▪ Patients who completed GWPCARE1 or a second, still ongoing phase 3 trial in DS (GWPCARE2) were invited to enroll in GWPCARE5, an ongoing open-label extension (OLE) study of CBD. ▪ Here we present interim safety and patient/caregiver-reported outcome findings for patients with DS who rolled over to the OLE from both trials and efficacy data for patients from GWPCARE1 part B only (GWPCARE2 is ongoing and the study remains blinded). RESULTS Patient disposition and demographics GWPCARE1 GWPCARE2 Completed treatment (n=140a) Completed treatment (n=138b) Entered open-label extension (n=128; 91.4%) Entered open-label extension (n=136b) Overall GWPCARE5 DS population (N=264) Withdrawn, n=75c Adverse event (AE): n=17 Lost to follow-up: n=1 Met withdrawal criteria: n=4 Withdrawal by patient or parent/guardian: n=21 Withdrawn by investigator: n=16 Other: n=16 aIncludes 32 patients from part A. bAs of data cutoff, November 3, 2016. cWithdrawals are shown by the primary reason reported for each patient. Safety population Parameter (N=264) Age at entry to OLE, y Mean (min, max) 9.8 (2.5, 19.3) Age group, n (%) 2-5 y 64 (24) 6-11 y 117 (44) 12-17 y 75 (28) 18-55 y 8 (3.0) Sex, n (%) Male 133 (50) Most common AEDs during OLE (>20%), n (%) Clobazam 180 (68) Valproic acid 168 (64) Stiripentol 101 (38) Levetiracetam 72 (27) Topiramate 66 (25) Time on CBD treatment, d Median (min, max) 274 (1, 512) Modal CBD dose, mg/kg/d Mean 21.17 AED=antiepileptic drug; AED=antiepileptic drug; EFFICACY RESULTS Percent reduction from baseline in convulsive seizure frequency GWPCARE1 part B randomized-controlled trial Placebo (n=59) CBD 20 mg/kg/d (n=61) Median% reduction/28 days p=0.0052 0 10 20 30 40 50 60 70 16 41 Maintenance Week 1-12 GWPCARE5 open-label extensiona 0 10 20 30 40 50 60 70 38 43 43 44 Week 1-12 (n=102) Week 13-24 (n=93) Week 25-36 (n=87) Week 37-48 (n=75) aIncludes GWPCARE1 part B patients only. Percent reduction from baseline in total seizure frequency GWPCARE1 part B randomized-controlled trial Placebo (n=59) CBD 20 mg/kg/d (n=61) Median% reduction/28 days p=0.0234 0 10 20 30 40 50 60 70 10 37 Maintenance Week 1-12 GWPCARE5 open-label extensiona 40 49 39 51 Week 1-12 (n=102) Week 13-24 (n=93) Week 25-36 (n=87) Week 37-48 (n=75) aIncludes GWPCARE1 part B patients only. ▪ Reductions in convulsive and total seizure frequency were maintained on long-term treatment with CBD. ▪ Last observation carried forward (LOCF) analyses on seizure data showed similar findings for changes in both convulsive and total seizure frequency. Ratings from Subject/Caregiver Global Impression of Change scale GWPCARE5 open-label extensiona 0 10 20 30 40 50 60 70 Worse No Change Improved Patients (%) Week 24 (n=139) 6 12 82 Week 38 (n=113) 3 12 85 Week 48 (n=89) 1 13 85 aIncludes GWPCARE1 part B and GWPCARE2 patients. ▪ More than 80% of patients/caregivers reported improvement in overall condition at all time points. SAFETY RESULTS AE summary Patients in safety analysis set N=264 All-causality AEs, n (%) 246 (93.2) Treatment-related AEs, n (%)a 168 (63.6) AEs leading to withdrawal, n (%) 19 (7.2) Serious AEs, n (%) 77 (29.2) Treatment-related serious AEs, n (%)a 22 (8.3) AEs reported in >10% of patients, n (%) All cause Treatment relateda Diarrhea 91 (34.5) 48 (18.2) Pyrexia 72 (27.3) 1 (0.4) Decreased appetite 67 (25.4) 40 (15.2) Somnolence 65 (24.6) 50 (18.9) Nasopharyngitis 41 (15.5) 0 Convulsion 40 (15.2) 8 (3.0) Vomiting 37 (14.0) 7 (2.7) Upper respiratory tract infection 36 (13.6) 1 (0.4) Status epilepticus 29 (11.0) 4 (1.5) Fatigue 27 (10.2) 18 (6.8) aAs determined by investigator assessment. Includes all patients with an AE listed as one of the reasons for withdrawal. ▪ The long-term safety profile of CBD for patients with DS in this OLE was similar to that observed after 14 weeks of treatment in GWPCARE1 part B. ▪ AEs were of mild or moderate severity in the majority of patients (75.8%). ▪ Serious AEs considered to be treatment-related by the investigator and reported in >1% of patients were increased aspartate aminotransferase (AST) levels (n=5 [1.9%]) and status epilepticus (n=4 [1.5%]). ▪ Of the 4 patients with serious treatment-related status epilepticus, 3 had changes in CBD or concomitant AED dose; all cases resolved and patients continued on CBD. ▪ Two deaths on study were reported, both of which were attributed to sudden unexplained death in epilepsy and deemed unrelated to treatment by the investigator. Laboratory investigations ▪ Increases in alanine aminotransferase (ALT) or AST >3× upper limit of normal occurred in 22 patients; all were on concomitant valproic acid. ▪ No patient met the standard criteria for drug-induced liver injury (Hy’s law). ▪ At the time of this data cut, 18 of 22 cases of increased ALT/AST had resolved either spontaneously (6), following discontinuation from the trial (6), or after CBD or concomitant AED dose reduction (6). METHODS ▪ Patients eligible for inclusion in GWPCARE1 and GWPCARE2 were aged 2-18 years, had a clinical diagnosis of DS inadequately controlled by ≥1 current AED(s), and had experienced ≥4 convulsive seizures during the 28-day baseline period. ▪ Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) in an oral solution, titrated from 2.5 mg/kg/d to 20 mg/kg/d over a 2-week titration period, and they continued this dose during the maintenance period. ▪ Investigators could reduce an individual patient’s dose or increase it up to a maximum of 30 mg/kg/d. ▪ The data cutoff date for this interim analysis was November 3, 2016. ▪ Convulsive seizures were defined as tonic-clonic, tonic, clonic, and atonic. ▪ LOCF sensitivity analyses were carried out on change in seizure frequency data to assess effects due to withdrawal of patients. ▪ Changes in overall condition were assessed using the Subject/Caregiver Global Impression of Change scale, a 7-point Likert scale. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. OD, RN, IM, LL, and MZ have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; SW and CR are employees of GW Research Ltd. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. Reference: 1. Devinsky O et al. Trial of cannabidiol for drug-resistant seizures in the Dravet syndrome. N Engl J Med. 2017;376(21):2011-20. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: NCT02224573 Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster • Scan the QR code or • Visit www.gwqrcodes.com/708768 Charges may apply. No personal information is stored.

Maintained Safety and Efficacy of Cannabidiol in a Long-Term Open-Label Trial in Patients with Lennox-Gastaut Syndrome (GWPCARE5) SUMMARY In this long-term extension safety and efficacy trial of add-on cannabidiol (CBD) in patients with Lennox-Gastaut syndrome (LGS) who rolled over from 2 randomized controlled trials: • Long-term treatment with CBD was generally well tolerated, with a safety profile similar to that observed in the 14-week phase 3 trials. • Long-term CBD resulted in sustained reductions in drop and total seizure frequency. • More than 80% of patients/caregivers reported improvements in overall condition vs baseline as measured on the Subject/Caregiver Global Impression of Change scale. INTRODUCTION ▪Add-on CBD produced significant reductions in the frequency of drop and total seizures vs add-on placebo and was generally well tolerated in 2 randomized, double-blind, placebo-controlled trials in patients with LGS (GWPCARE3 and GWPCARE4).1,2 ▪Patients who completed these trials were invited to enroll in GWPCARE5, an ongoing open-label extension (OLE) study of CBD. ▪Here we present interim safety, efficacy, and patient/caregiver-reported outcome findings for patients with LGS in GWPCARE5. Patient disposition and demographics GWPCARE3 GWPCARE3 Completed treatment (n=212) Completed treatment (n=156) Entered open-label extension (n=210; 99.1%) Entered open-label extension (n=156; 100%) Overall GWPCARE5 LGS population (N=366) Withdrawn: n=67a Adverse event (AE): n=22 Lost to follow-up: n=1 Met withdrawal criteria: n=5 Protocol deviation: n=1 Withdrawal by patient or parent/guardian: n=20 Withdrawn by investigator: n=6 Other: n=12 aWithdrawals are shown by the primary reason reported for each patient. Parameter Safety Population (N=366) Age at entry to OLE, y Mean (min, max) 15.9 (3.0, 48.3) Age group, n (%) 2-5 y 36 (10) 6-11 y 121 (33) 12-17 y 89 (24) 18-55 y 120 (33) Sex, n (%) Male 198 (54) Most common AEDs during OLE (>20%), n (%) Clobazam 188 (51) Valproic acid 136 (37) Lamotrigine 126 (34) Levetiracetam 122 (33) Rufinamide 104 (28) Time on CBD treatment, d Median (min, max) 263 (3, 430) Modal CBD dose, mg/kg/d Mean 22.82 AED=antiepileptic drug. EFFICACY RESULTS Percent reduction from baseline in drop seizure frequency Pooled GWPCARE3 & 4 randomized-controlled trials Placebo (n=161) CBD (n=234)a 0 10 20 30 40 50 60 70 p<0.0001b 20 46 Maintenance Week 1-12 Median% reduction/28 days GWPCARE5 open-label extension 0 10 20 30 40 50 60 70 48 56 56 60 Week 1-12 (n=364) Week 13-24 (n=334) Week 25-36 (n=314) Week 37-48 (n=209) aIncludes 10 mg/kg/d and 20 mg/kg/d dose groups. bNominal p value. Findings in each trial were statistically significant (p<0.01 in GWPCARE3 and GWPCARE4). Percent reduction from baseline in total seizure frequency Pooled GWPCARE3 & 4 randomized-controlled trials Placebo (n=161) CBD (n=234)a p<0.0001b 0 10 20 30 40 50 60 70 17 44 Median% reduction/28 days Maintenance Week 1-12 GWPCARE5 open-label extension 0 10 20 30 40 50 60 70 48 55 58 57 Week 1-12 (n=364) Week 13-24 (n=334) Week 25-36 (n=314) Week 37-48 (n=209) aIncludes 10 mg/kg/d and 20 mg/kg/d dose groups. bNominal p value. Findings in each trial were statistically significant (p<0.05 in GWPCARE3, p<0.001 in GWPCARE4). ▪Reductions in drop and total seizure frequency were maintained on long-term treatment with CBD. ▪Last observation carried forward (LOCF) analyses on seizure data showed similar findings for changes in both drop and total seizure frequency. Ratings from Subject/Caregiver Global Impression of Change scale GWPCARE5 open-label extension Worse No Change Improved Patients (%) Week 24 (n=299) Week 38 (n=184) Week 48 (n=40) SAFETY RESULTS AE summary Patients in safety analysis set N=366 All-causality AEs, n (%) 337 (92.1) Treatment-related AEs, n (%)a 211 (57.7) AEs leading to withdrawal, n (%)b 35 (9.6) Serious AEs, n (%) 94 (25.7) Treatment-related serious AEs, n (%)a 23 (6.3) AEs reported in >10% of patients, n (%) All cause Treatment relateda Diarrhea 98 (26.8) 59 (16.1) Somnolence 86 (23.5) 50 (13.7) Convulsion 78 (21.3) 20 (5.5) Pyrexia 69 (18.9) 1 (0.3) Decreased appetite 65 (17.8) 40 (10.9) Vomiting 65 (17.8) 9 (2.5) Upper respiratory tract infection 53 (14.5) 2 (0.5) aAs determined by investigator assessment. bIncludes all patients with AE listed as one of the reasons for withdrawal. ▪The long-term safety profile of CBD for patients with LGS in this OLE was similar to that observed after 14 weeks of treatment in GWPCARE3 and GWPCARE4. ▪AEs were of mild or moderate severity in the majority of patients (76.0%). ▪Serious AEs considered to be treatment related by the investigator and reported in >1% of patients were increased aspartate aminotransferase (AST) (n=5 [1.4%]), increased alanine aminotransferase (ALT) (n=6 [1.6%]), and increased hepatic enzyme levels (n=4 [1.1%]). ▪Four deaths were reported; none were deemed to be treatment related by the investigator. Laboratory investigations ▪Increases in ALT or AST >3× upper limit of normal occurred in 37 patients; 29 were on concomitant valproic acid. ▪No patient met the standard criteria for drug-induced liver injury (Hy’s law). ▪13 patients withdrew from treatment due to elevated ALT or AST. ▪As of this data cut, 34/37 cases of ALT/AST increase had resolved either spontaneously (11), following discontinuation from trial (12), or after CBD or concomitant AED dose reduction (11). METHODS ▪Patients eligible for inclusion in GWPCARE3 and GWPCARE4 were aged 2-55 years and had a clinical diagnosis of LGS inadequately controlled by ≥1 current AED(s). ▪Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) as an oral solution, titrated from 2.5 mg/kg/d to 20 mg/kg/d over a 2-week titration period, and they continued this dose during the maintenance period. ▪Investigators could reduce an individual patient’s dose or increase it up to a maximum of 30 mg/kg/d. ▪The date of the data cutoff for this interim analysis was November 3, 2016. ▪Drop seizures were defined as atonic, tonic, or tonic-clonic seizures involving the entire body, trunk, or head that led (or could have led) to a fall, injury, slumping in a chair, or hitting the patient’s head on a surface. ▪LOCF sensitivity analyses were carried out on change in seizure frequency data to assess the effects due to withdrawal of patients. ▪Changes in overall condition were assessed using the Subject/Caregiver Global Impression of Change scale, a 7-point Likert scale. Disclosures: This study was sponsored by GW Research Ltd (Cambridge, UK). Formatting and editorial assistance was provided to the authors by Ashfield Healthcare Communications, Middletown, CT, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. EM, MM-B, JH, BG, and ET have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals; DC and CR are employees of GW Research Ltd. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Patel AD et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE3). Neurology. 2017:89:e98-e014. 2. French J et al. Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox-Gastaut syndrome (LGS): results of a multi-center, randomized, double-blind, placebo-controlled trial (GWPCARE4). Neurology. 2017;88 (16 suppl):S21.001. Contact Information: medinfo@greenwichbiosciences.com Clinical Trial ID: NCT02224573 Presented: The American Epilepsy Society Annual Meeting; Washington, DC; December 1-5, 2017 To obtain a PDF of this poster • Scan the QR code or • Visit www.gwqrcodes.com/620231 Charges may apply. No personal information is stored.

Long-Term Safety and Treatment Effect of Cannabidiol in Children and Adults with Treatment-Resistant Epilepsies (TRE): *Expanded Access Program (EAP) Results*

Martina E. Bebin[1] | Anne M. Comi[2] | Anup D. Patel[3] | Charuta Joshi[4] | Daniel Checketts[5] | Jules C. Beal[6] | Linda C. Laux[7] | Lisa M. De Boer[8] | Matthew H. Wong[9] | Merrick Lopez[10] | Orrin Devinsky[11] | Paul D. Lyons[12] | Pilar Pichon Zentil[10] | Robert Wechsler[13] | Jerzy P. Szaflarski[1]

[1]University of Alabama Birmingham, Birmingham, AL, USA; [2]Kennedy Krieger Institute, Baltimore, MD, USA; [3]Nationwide Children's Hospital, Columbus, OH, USA; [4]University of Iowa Children's Hospital, Iowa City, IA, USA; [5]GW Research Ltd, London, UK; [6]Children's Hospital at Montefiore, New York, NY, USA; [7]Ann & Robert H. Lurie Children's Hospital of Chicago, Chicago, IL, USA; [8]Greenwich Biosciences, Carlsbad, CA, USA; [9]Wake Forest Baptist Medical Center, Winston-Salem, NC, USA; [10]Loma Linda University Medical Center, Loma Linda, CA, USA; [11]NYU Langone's Comprehensive Epilepsy Center, New York, NY, USA; [12] Winchester Neurological Consultants, Winchester, VA, USA; [13]Idaho Comprehensive Epilepsy Center, Boise, ID, USA

SUMMARY

- Since 2014, children and adults with severe TRE have been treated with cannabidiol (CBD) through an extensive EAP comprising individual physician- and state-sponsored INDs.
- Median CBD dose was 25 mg/kg/day at weeks 12 through 96.
- Add-on CBD was associated with 51% and 48% reductions in median monthly convulsive and total seizures, respectively, after 12 weeks; this reduction was stable through 96 weeks.
- ≥50%, ≥75%, and 100% response rates were notable and similar between time points.
- Overall, CBD was generally well tolerated. Treatment-emergent adverse events (AEs) were consistent with those reported previously.

INTRODUCTION

- Results from recent phase 3 trials showed that add-on CBD for 14 weeks may be efficacious for seizures associated with Lennox-Gastaut and Dravet syndromes.[1-3]
- Across the CBD development program, common AEs are somnolence, decreased appetite, diarrhea, pyrexia, fatigue, lethargy, rash, nasopharyngitis, and pneumonia; dose-related reversible elevation of liver transaminases without elevation of bilirubin is an identified AE of special interest for CBD.
- Pooled results for safety and efficacy endpoints of CBD in EAP patients treated through December 2016 are presented.

Patient disposition and baseline demographics

	Efficacy analysis set (n=580)	Safety analysis set (n=607)
Age, y		
Mean (range)	13.1 (0.4-62.1)	13.2 (0.4-62.1)
Epilepsy etiology, n (%)		
Lennox-Gastaut syndrome	92 (16)	94 (15)
Dravet syndrome	55 (9)	58 (10)
Tuberous sclerosis complex	26 (4)	26 (4)
Aicardi syndrome	17 (3)	19 (3)
CDKL5	18 (3)	19 (3)
Doose, Dup15q, or febrile infection-related epilepsy syndromes	22 (4)	24 (4)
Other	236 (41)	243 (40)
Unknown	114 (20)	124 (20)
Gender, n (%)		
Male	302 (52)	313 (52)
Number of concomitant AEDs taken at baseline		
Median (range)	3 (0-10)	3 (0-10)
Seizure frequency, per 28 days		
Median convulsive (Q1, Q3)	43 (12, 112)	—
Median total (Q1, Q3)	72 (22, 196)	—

AED=antiepileptic drug.

- Most common concomitant AEDs were clobazam (53%), levetiracetam (35%), and valproic acid (30%).
- Median (Q1, Q2) treatment duration in the safety analysis set was 338 (162, 662) days.
- Of the 607 participants in the safety analysis set, 146 withdrew. The primary reason was lack of efficacy for 89, AEs for 32, patient/caregiver decision for 12, investigator decision for 6, "other" for 3, lost to follow-up for 3, and met withdrawal criteria for 1.

EFFICACY RESULTS

Percentage reduction from baseline in convulsive and total seizures


Convulsive Seizures
Total Seizures
Median % reduction from baseline per 28 days
70
60
50
40
30
20
10
0
61
48
48
46
45
47
61
63
44
49
n=
343
431
Week 12
331
412
Week 24
224
282
Week 48
157
197
Week 72
112
138
Week 96

- For convulsive and total seizures, reductions from baseline were similar for weeks 12 through 96.

Convulsive and total seizure treatment response rates


≥50% Reduction
≥75% Reduction
100% Reduction
Convulsive seizures percentage of patients
62
31
11
49
32
9
48
26
10
51
28
11
44
28
13
n=
343
Week 12
331
Week 24
224
Week 48
157
Week 72
112
Week 96


≥50% Reduction
≥75% Reduction
100% Reduction
Total seizures percentage of patients
49
30
6
48
29
6
48
26
6
52
31
8
49
30
7
n=
431
Week 12
412
Week 24
282
Week 48
197
Week 72
138
Week 96

- Response rates shown are based on data collected since the prior visit compared to baseline period.
- For both convulsive and total seizures, the proportion of patients with ≥50%, ≥75%, and 100% reductions were similar for the 12- through 96-week visit windows.

Dosing information (Safety Analysis Set)

- Median (Q1, Q3) CBD dose was 25 (15, 25) mg/kg/d at 12 weeks and 25 (21, 30) mg/kg/d at 96 weeks.
- 55% (330/605) of patients reduced their dose of CBD at any time during follow-up.

AED dose adjustments, n (%)	Clobazam (n=305)	Valproate (n=176)	Levetiracetam (n=208)
Baseline dose stable at all visits	84 (28)	66 (38)	132 (63)
Baseline dose increased	25 (8)	11 (6)	23 (11)
Baseline dose decreased	181 (59)	88 (50)	43 (21)
Dose changed above and below baseline	15 (5)	11 (6)	10 (5)

SAFETY RESULTS

Summary of AEs

	CBD Dosage (mg/kg/d)					
Event, n (%)	0–10 (n=42)	>10–20 (n=115)	>20–30 (n=317)	>30–40 (n=59)	>40 (n=74)	All (N=607)
Overall AE rate	27 (64.3)	98 (85.2)	286 (90.2)	56 (94.9)	69 (93.2)	536 (88.3)
Overall serious AE rate	4 (9.5)	31 (27.0)	112 (35.3)	19 (32.2)	33 (44.6)	199 (32.8)
AEs leading to discontinuation	5 (11.9)	6 (5.2)	17 (5.4)	2 (3.4)	1 (1.4)	31 (5.1)
AEs reported in >10% of patients in any group by Preferred Term						
Diarrhea	6 (14.3)	28 (24.3)	92 (29.0)	24 (40.7)	27 (36.5)	177 (29.2)
Somnolence	5 (11.9)	17 (14.8)	76 (24.0)	11 (18.6)	27 (36.5)	136 (22.4)
Convulsion	3 (7.1)	12 (10.4)	62 (19.6)	8 (13.6)	17 (23.0)	102 (16.8)
URTI	5 (11.9)	11 (9.6)	41 (12.9)	9 (15.3)	9 (12.2)	75 (12.4)
Decreased appetite	2 (4.8)	7 (6.1)	45 (14.2)	12 (20.3)	9 (12.2)	75 (12.4)
Vomiting	0	10 (8.7)	44 (13.9)	3 (5.1)	12 (16.2)	69 (11.4)
Fatigue	2 (4.8)	11 (9.6)	35 (11.0)	9 (15.3)	8 (10.8)	65 (10.7)
Pyrexia	1 (2.4)	9 (7.8)	40 (12.6)	5 (8.5)	8 (10.8)	63 (10.4)

URTI=upper respiratory tract infection.

- Abnormal liver AEs (ie, alanine aminotransferase/aspartate aminotransferase >3x upper limit of normal) were reported in 10% (61/607) of patients.
- 10% (61/607) of patients had 1 of the AE preferred terms for pneumonia.
- Most common all-cause serious AEs were convulsion (9%), status epilepticus (7%), pneumonia (5%), and vomiting (3%).
- 38% (123/320) of patients on clobazam vs 14% (40/287) off clobazam had somnolence or sedation.
- There were 12 deaths during the follow-up period; none was considered related to treatment by the investigator. Two deaths were due to sudden unexplained death in epilepsy (SUDEP).

METHODS

- 29 US individual- and state-sponsored INDs in the CBD EAP were included in this analysis.
- The EAP eligibility criteria includes children and adults with severe, intractable TRE, receiving stable doses of AEDs, and not a candidate for clinical trials. Specific inclusion/exclusion criteria vary by site.
- During the 4-week baseline period, parents/caregivers kept diaries of all countable seizure types.
- Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) in oral solution (Epidiolex®; GW Pharmaceuticals) at a gradually increasing dose from 2-10 mg/kg/day to tolerance limit or a maximum dose of 25-50 mg/kg/day, depending on the site.
- Patients were seen every 2–4 weeks during the first 12 weeks of therapy and at regular intervals thereafter.
- Data were collected on convulsive (clonic, tonic, tonic-clonic, atonic, focal secondary generalized) and total seizures, although not all patients reported convulsive seizures.
- At each visit, weekly seizure data were collected since the prior visit and then averaged per 28 days.

Disclosures: Formatting and editorial assistance was provided to the authors by Linda A. Goldstein, PhD, CMPP, and Rachel L. Brown, PharmD, MPH; and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. MB, AC, AP, CJ, JB, LL, MW, ML, OD, PL, PZ, RW, and JS have consulted for, conducted studies funded by, received Epidiolex® free of charge from, or received honoraria from GW Pharmaceuticals. DC is an employee of GW Research Ltd; LDB is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals' formulation of cannabidiol and cannot be extrapolated to other cannabidiol products.

References: 1. Devinsky O et al. *N Engl J Med.* 2017;376:2011-20. 2. French JA et al. *Neurology.* 2017;88(16 suppl):S21.001. 3. Patel AD et al. *Neurology.* 2017;89(8):e100.

Contact Information: medinfo@greenwichbiosciences.com

Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017

To obtain a PDF of this poster:
- Scan the QR code or
- Visit www.gwqrcodes.com/981457

Charges may apply. No personal information is stored.

GREENWICH BIOSCIENCES

Long-Term Safety and Treatment Effect of Cannabidiol in Children and Adults with Treatment-Resistant Lennox-Gastaut Syndrome or Dravet Syndrome: *Expanded Access Program (EAP) Results*

Linda C. Laux[1] | Martina E. Bebin[2] | Daniel Checketts[3] | Michael Chez[4] | Robert Flamini[5] | Eric D. Marsh[6] | Ian Miller[7] | Kathryn Nichol[8] | Yong Park[9] | Eric Segal[10] | Laurie Seltzer[11] | Jerzy P. Szaflarski[2] | Elizabeth A. Thiele[12] | Arie Weinstock[13]

[1]Ann & Robert H. Lurie Children's Hospital of Chicago, Chicago, IL, USA; [2]University of Alabama Birmingham, Birmingham, AL, USA; [3]GW Research Ltd, London, UK; [4]Sutter Health, Roseville, CA, USA; [5]PANDA Neurology, Atlanta, GA, USA; [6]Children's Hospital of Philadelphia, Philadelphia, PA, USA; [7]Miami Children's Hospital, Miami, FL, USA; [8]Greenwich Biosciences, Carlsbad, CA, USA; [9]Augusta University Medical Center, Augusta, GA, USA; [10]Northeast Regional Epilepsy Group, Hackensack, NJ, USA; [11]University of Rochester Medical Center, Rochester, MN, USA; [12]Massachusetts General Hospital, Boston, MA, USA; [13]Women and Children's Hospital of Buffalo, Buffalo, NY, USA

SUMMARY

- Since 2014, children and adults with severe treatment-resistant epilepsy (TRE) have been treated with cannabidiol (CBD) through an extensive EAP comprising individual physician- and state-sponsored INDs.
- In patients with Dravet syndrome (DS) or Lennox-Gastaut syndrome (LGS), median cannabidiol (CBD) dose was between 21 and 25 mg/kg/day between weeks 12 and 96.
- Add-on CBD was associated with 50% and 44% reductions in median monthly convulsive and total seizures, respectively, after 12 weeks; this reduction was stable up to 96 weeks.
- ≥50%, ≥75%, and 100% response rates were notable and similar between time points.
- Overall, CBD was generally well tolerated. Treatment-emergent adverse events (AEs) were consistent with those reported previously.

INTRODUCTION

- Results from recent phase 3 trials showed that add-on CBD for 14 weeks may be efficacious for seizures associated with Lennox-Gastaut and Dravet syndromes.[1-3]
- Across the CBD development program, common AEs are somnolence, decreased appetite, diarrhea, pyrexia, fatigue, lethargy, rash, nasopharyngitis, and pneumonia; dose-related reversible elevation of liver transaminases without elevation of bilirubin is an identified AE of special interest for CBD.
- Pooled results for safety and efficacy endpoints of CBD in EAP patients treated through December 2016 are presented.

Patient disposition and baseline demographics

	Efficacy analysis set (n=147)	Safety analysis set (n=152)
Age, y		
Mean (range)	12.6 (1.7-51)	12.7 (1.7-51)
Epilepsy etiology, n (%)		
DS	55 (37)	61 (39)
LGS	92 (63)	94 (61)
Gender, n (%)		
Male	91 (62)	95 (61)
Number of concomitant AEDs taken at baseline		
Median (range)	3 (0-10)	3 (0-10)
Seizure frequency, per 28 days		
Median convulsive (Q1, Q3)	41 (18, 98)	—
Median total (Q1, Q3)	63 (25, 140)	—

AED=antiepileptic drug.

- Most common concomitant AEDs were clobazam (66%), levetiracetam (43%), and valproic acid (34%).
- Median (Q1, Q3) treatment duration in the safety analysis set was 548 (120, 753) days.
- Of the 152 participants in the safety analysis set, 42 withdrew. The primary reason was lack of efficacy for 31, AEs for 5, investigator decision for 3, patient/caregiver decision for 1, "other" for 1, and lost to follow-up for 1.

EFFICACY RESULTS

Percentage reduction from baseline in convulsive and total seizures


Convulsive Seizures
Total Seizures
Median % reduction from baseline per 28 days
50
44
46
46
36
43
41
48
48
50
n=
108 118
Week 12
91 99
Week 24
74 83
Week 48
67 74
Week 72
53 57
Week 96

- For convulsive and total seizures, reductions from baseline were similar for weeks 12 through 96.

Convulsive and total seizure treatment response rates


≥50% Reduction
≥75% Reduction
100% Reduction
Convulsive seizures percentage of patients
53
23
6
47
23
1
42
20
4
46
24
6
45
23
9
n=
108
Week 12
91
Week 24
74
Week 48
67
Week 72
53
Week 96


≥50% Reduction
≥75% Reduction
100% Reduction
Total seizures percentage of patients
46
26
5
46
22
3
43
20
5
50
28
7
49
21
5
n=
108
Week 12
91
Week 24
74
Week 48
67
Week 72
53
Week 96

- Response rates shown are based on data collected since the prior visit compared to baseline period.
- For both convulsive and total seizures, the proportion of patients with ≥50%, ≥75%, and 100% reductions were similar for the 12- through 96-week visit windows.

Dosing information (Safety Analysis Set)

- Median (IQR) CBD dose was 21 (15-25) mg/kg/d at 12 weeks and 25 (21-25) mg/kg/d at 96 weeks.
- 38% (58/152) of patients reduced their dose of CBD at any time during the follow-up.

AED dose adjustments, n (%)	Clobazam (n=99)	Valproate (n=64)	Levetiracetam (n=50)
Baseline dose stable at all visits	38 (38)	23 (36)	35 (70)
Baseline dose increased	11 (11)	4 (6)	4 (8)
Baseline dose decreased	46 (46)	33 (52)	8 (16)
Dose changed above and below baseline	4 (4)	4 (6)	3 (6)

SAFETY RESULTS

Summary of AEs

	CBD Dosage (mg/kg/d)					
Event, n (%)	0–10 (n=5)	>10–20 (n=31)	>20–30 (n=93)	>30–40 (n=16)	>40 (n=7)	All (N=152)
Overall AE rate	4 (80.0)	27 (87.1)	86 (92.5)	15 (93.8)	6 (85.7)	138 (90.8)
Overall serious AE rate	1 (20.0)	9 (29.0)	45 (48.4)	4 (25.0)	4 (57.1)	63 (41.4)
AEs leading to discontinuation	1 (20.0)	0	9 (9.7)	2 (12.50)	0	12 (7.9)
AEs reported in >10% of patients in any group by Preferred Term						
Somnolence	1 (20.0)	4 (12.9)	32 (34.4)	5 (31.3)	3 (42.9)	45 (29.6)
Convulsion	1 (20.0)	5 (16.1)	27 (29.0)	2 (12.5)	1 (14.3)	36 (23.7)
Diarrhea	0	5 (16.1)	25 (26.9)	6 (37.5)	0	36 (23.7)
URTI	0	6 (19.4)	21 (22.6)	2 (12.5)	1 (14.3)	30 (19.7)
Decreased appetite	1 (20.0)	1 (3.2)	19 (20.4)	3 (18.8)	0	24 (15.8)
Fatigue	0	3 (9.7)	16 (17.2)	3 (18.8)	2 (28.6)	24 (15.8)
Pyrexia	0	3 (9.7)	19 (20.4)	2 (12.5)	0	24 (15.8)
Vomiting	0	2 (6.5)	17 (18.3)	1 (6.3)	0	20 (13.2)
Irritability	0	1 (3.2)	15 (16.1)	1 (6.3)	0	17 (11.2)
Lethargy	1 (20.0)	4 (12.9)	8 (8.6)	3 (18.8)	0	16 (10.5)

URTI=upper respiratory tract infection.

- Abnormal liver AEs (ie, alanine aminotransferase/aspartate aminotransferase >3x upper limit of normal) were reported in 14% (22/152) of patients.
- 14% (21/152) of patients had 1 of the AE preferred terms for pneumonia.
- Most common all-cause serious AEs were convulsion (14%), status epilepticus (9%), pneumonia (5%), and pyrexia (4%).
- 38% (38/101) of patients on clobazam vs 18% (9/51) off clobazam had somnolence or sedation.
- There were no deaths during the follow-up period.

METHODS

- 23 US individual- and state-sponsored INDs in the CBD EAP were included in this analysis.
- The EAP eligibility criteria includes children and adults with severe, intractable TRE, receiving stable doses of AEDs, and not a candidate for clinical trials. Specific inclusion/exclusion criteria vary by site.
- During the 4-week baseline period, parents/caregivers kept diaries of all countable seizure types.
- Patients received a plant-derived pharmaceutical formulation of purified CBD (100 mg/mL) in oral solution (Epidiolex®; GW Pharmaceuticals) at a gradually increasing dose from 2-10 mg/kg/d to tolerance limit or a maximum dose of 25-50 mg/kg/d, depending on site.
- Patients were seen every 2-4 weeks during the first 12 weeks and at regular intervals thereafter.
- Data were collected on convulsive seizures (clonic, tonic, tonic-clonic, atonic, and focal secondary generalized) and total seizures, although not all patients reported convulsive seizures.
- At each visit, weekly seizure data were collected since the prior visit and then averaged per 28 days.

Disclosures: Formatting and editorial assistance was provided to the authors by Linda A. Goldstein, PhD, CMPP, and Rachel L. Brown, PharmD, MPH, and funded by Greenwich Biosciences. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. LL, MB, MC, RF, EM, IM, YP, ES, LS, JS, ET, and AW have consulted for, conducted studies funded by, received Epidiolex® free of charge from, or received honoraria from GW Pharmaceuticals; DC is an employee of GW Research Ltd; KN is an employee of Greenwich Biosciences. Cannabidiol is an investigational product and not approved for any indication in any country. Findings reported in this study are specific to GW Pharmaceuticals' formulation of cannabidiol and cannot be extrapolated to other cannabidiol products.
References: 1. Devinsky O et al. *N Engl J Med.* 2017;376:2011-20. 2. French JA et al. *Neurology.* 2017;88(16 suppl):S21.001. 3. Patel AD et al. *Neurology.* 2017;89(8):e100.
Contact Information: medinfo@greenwichbiosciences.com

Presented: American Epilepsy Society; Washington, DC; December 1-5, 2017

To obtain a PDF of this poster:
- Scan the QR code or
- Visit www.gwqrcodes.com/249803

Charges may apply. No personal information is stored.

GREENWICH BIOSCIENCES